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Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

MWI Veterinary Supply, Inc.

at

$190.00 Per Share, Net in Cash,

by

Roscoe Acquisition Corp.
a wholly owned subsidiary of

AmerisourceBergen Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 23, 2015, UNLESS THE OFFER IS EXTENDED.

        The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger dated as of January 11, 2015 (the "Merger Agreement"), among AmerisourceBergen Corporation (or any permitted successor thereto, "Parent"), a Delaware corporation, Roscoe Acquisition Corp. (or any permitted successor thereto, "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent, and MWI Veterinary Supply, Inc., a Delaware corporation ("MWI"). Purchaser is offering to purchase all outstanding shares of common stock of MWI, par value $0.01 per share ("Shares"), at a price per Share of $190.00, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The term "Minimum Condition" is defined in Section 15—"Certain Conditions of the Offer" and generally requires that there be validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares owned by Parent and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (as it may be extended as described herein). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—"Certain Conditions of the Offer." There is no financing condition to the Offer.

THE BOARD OF DIRECTORS OF MWI UNANIMOUSLY RECOMMENDS THAT MWI'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

        The Board of Directors of MWI has unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby (collectively, the "Transactions"), (ii) declaring that it is in the best interests of the stockholders of MWI that MWI enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Transactions are fair to MWI and MWI's stockholders and (iv) recommending that the stockholders of MWI accept the Offer and tender their Shares to Purchaser in the Offer.

January 26, 2015

IMPORTANT

        Any stockholder of MWI wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal") in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" or (iii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

        Any stockholder of MWI may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

        This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

        THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310

Banks, Brokers and Stockholders
Call Toll-Free (866) 277-8239
Or Contact via E-mail at:
MWIV@georgeson.com

The Dealer Manager for the Offer is:

        BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, NY 10036

Call toll free: (888) 803-9655

SUMMARY TERM SHEET

        Roscoe Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmerisourceBergen Corporation (or any permitted successor thereto, "Parent"), a Delaware corporation, hereby offers to purchase (the "Offer") all outstanding shares of common stock, par value $0.01 per share ("Shares"), of MWI Veterinary Supply, Inc., a Delaware corporation ("MWI"), at a price per Share of $190.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the "Offer Price"), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal"). The following are answers to some of the questions you, as a stockholder of MWI, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. In this Offer to Purchase, (i) unless the context otherwise requires, the terms "we ," "our" and "us" refer to Purchaser, (ii) "Merger Agreement" refers to the Agreement and Plan of Merger dated as of January 11, 2015, among Parent, Purchaser and MWI and (iii) "AmerisourceBergen" refers collectively to Parent and Purchaser.

Who is offering to buy my securities?

        Our name is Roscoe Acquisition Corp., a Delaware corporation that was formed for the purpose of acquiring all of the outstanding Shares of MWI. We are a wholly owned subsidiary of AmerisourceBergen Corporation. See the "Introduction" to this Offer to Purchase and Section 8—"Certain Information Concerning Parent and Purchaser."

What are the classes and amounts of securities sought in the Offer?

        We are seeking to purchase all the outstanding shares of common stock, par value $0.01 per share, of MWI Veterinary Supply, Inc. See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

Why are you making the Offer?

        We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, MWI. If the Offer is consummated, we and Parent are required, on the terms and subject to conditions set forth in the Merger Agreement, to consummate the Merger (as defined herein) as promptly as practicable after consummation of the Offer. Upon consummation of the Merger, MWI would be a wholly owned subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commission?

        We are offering to purchase Shares at a price per Share of $190.00, net to the seller in cash, without interest (subject to adjustments from time to time on the terms and subject to the conditions set forth in the Merger Agreement), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Do you have the financial resources to make payment?

        Yes, we will have sufficient resources available to us to make the payment of your shares. We estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $2.5 billion, including related transaction fees and expenses and refinancing of indebtedness. Parent and Purchaser anticipate funding these payments with cash on hand and from committed debt financing. See Section 9—"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender my Shares in the Offer?

        We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  if we consummate the Offer, we expect to acquire any remaining outstanding Shares not purchased in the Offer for the Offer Price in cash in the Merger (subject to certain appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"));

  •
  there is no financing condition to the completion of the Offer; and

  •
  we and Parent have cash on hand, existing borrowing capacity and committed debt financing that will be sufficient to finance the Offer and the Merger.

See Section 9—"Source and Amount of Funds."

How long do I have to decide whether to tender my Shares in the Offer?

        Unless we extend the Offer in accordance with the Merger Agreement, you will have until 11:59 p.m., New York City time, on February 23, 2015, to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—"Terms of the Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Can the Offer be extended and under what circumstances?

        Yes. We have agreed in the Merger Agreement that so long as neither MWI nor Parent has terminated the Merger Agreement in accordance with its terms:

  •
  We must extend the Offer for one or more successive periods of 5 business days each (or such longer period as we, Parent and MWI may agree) if, at any then-scheduled expiration of the Offer, any of the conditions of the Offer (other than the Minimum Condition) is not satisfied or waived. The term "Minimum Condition" is defined in Section 15—"Certain Conditions of the Offer" and generally requires that there be validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares owned by Parent and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (as it may be extended as described herein). We will not, however, be required to extend the Offer beyond the Termination Date. The "Termination Date" is May 15, 2015.

  •
  We may extend the Offer or, at the request of MWI, must extend the Offer, for one or more successive periods of 7 business days each (or such longer period as we, Parent and MWI may agree) if, at any then-scheduled expiration of the Offer, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived, but the Minimum Condition has not been satisfied. We will not, however, be required to extend the Offer more than two times in these circumstances (although we may elect to do so in our sole discretion), nor are we required to extend the Offer beyond the Termination Date.

  •
  In addition, we must extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer.

See Section 1—"Terms of the Offer" for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

        We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without MWI's consent.

How will I be notified if the Offer is extended?

        Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1—"Terms of the Offer."

What are the most significant conditions to the Offer?

        The Offer is conditioned upon, among other things:

  •
  satisfaction of the Minimum Condition; and

  •
  the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

The Offer is also subject to other conditions set forth in this Offer to Purchase. There is no financing condition to the Offer. We can waive some of the conditions to the Offer without MWI's consent. We cannot, however, waive or amend the Minimum Condition without MWI's consent. See Section 15—"Certain Conditions of the Offer."

How do I tender my Shares?

        In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

  •
  If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares ("Share Certificates"), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

  •
  If you are a record holder and you hold uncertificated Shares in book-entry form with MWI's transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

  •
  If your Shares are held in "street" name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2—"Acceptance for Payment and Payment for Shares"), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent's Message (as defined under Section 2—"Acceptance for Payment and Payment for Shares") and (3) any other documents required by the Letter of Transmittal.

  •
  If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact Georgeson Inc. (the "Information Agent") for assistance.

  •
  If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Until what time may I withdraw previously tendered Shares?

        You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by March 26, 2015, you may withdraw them at any time on or after that date until we accept Shares for payment. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See Section 4—"Withdrawal Rights."

How do I withdraw my previously tendered Shares?

        To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw Shares. See Section 4—"Withdrawal Rights."

Can holders of stock options participate in the Offer?

        The Offer is only for Shares and not for any options to acquire Shares ("stock options"). If you hold vested but unexercised stock options granted under MWI equity compensation plans and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable MWI equity compensation plan and stock option award agreement, and tender some or all of the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        As of the closing of the Offer, each outstanding stock option will become fully vested and exercisable. Each unexercised stock option outstanding immediately prior to the consummation of the Merger will be canceled and converted, as of the effective time of the Merger (the "Effective Time"), into the right to receive (i) the number of Shares subject to the stock option, multiplied by (ii) the excess of the Offer Price over the exercise price per Share subject to the stock option, less any applicable withholding taxes. See Section 11—"The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards."

Can holders of restricted stock awards participate in the Offer?

        The Offer is only for Shares and not for restricted stock awards. As of the closing of the Offer, each outstanding restricted stock award will become fully vested with the restrictions thereon lapsing and, upon the Effective Time, will be treated identically to all other Shares with respect to payment of the Offer Price. See Section 11—"The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards."

Can participants in the MWI Employee Stock Purchase Plan participate in the Offer?

        The Offer is only for Shares and not for rights to purchase Shares under the MWI Veterinary Supply, Inc. 2008 Employee Stock Purchase Plan (the "ESPP"). If the offering period under the ESPP in effect on the date of the Merger Agreement has not already ended, on the day immediately prior to the Effective Time, each participant's outstanding right to purchase Shares under the ESPP will terminate, and all participant contributions then in the ESPP shall be used to purchase Shares on that date in accordance with the terms of the ESPP. As of the Effective Time, all Shares purchased under the ESPP will be treated identically to all other Shares with respect to the payment of the Offer Price. As of the Effective Time, the ESPP will terminate and no further purchase period will commence under the ESPP. See Section 11—"The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards."

What is the recommendation of the MWI Board with respect to the Offer?

        The Board of Directors of MWI (the "MWI Board") has unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement and the Transactions, (ii) declaring that it is in the best interests of the stockholders of MWI that MWI enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Transactions are fair to MWI and MWI's stockholders and (iv) recommending that the stockholders of MWI accept the Offer and tender their Shares to Purchaser in the Offer.

        A more complete description of the reasons for the MWI Board's approval of the Offer and the Merger is set forth in MWI's Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to MWI's stockholders together with this Offer to Purchase. See the "Introduction" to this Offer to Purchase.

If the Offer is completed, will MWI continue as a public company?

        No. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as soon as practicable following the purchase of Shares in the Offer. If the Merger takes place, MWI will no longer be publicly traded. Even if for some reason the Merger does not take place, if we purchase all Shares validly tendered and not validly withdrawn, there may be so few remaining stockholders and publicly held Shares that Shares will no longer be eligible to be traded through the NASDAQ Global Select Market or other securities exchanges, there may not be an active public trading market for Shares and MWI may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—"Certain Effects of the Offer."

If the Offer is completed, what will happen to the MWI Board?

        If we accept for payment at least such number of Shares as satisfies the Minimum Condition, as defined in Section 15—"Certain Conditions of the Offer," and subject to compliance with applicable Laws and the applicable rules of the NASDAQ Global Select Market, Purchaser will be entitled to elect or designate such number of directors, rounded up to the next whole number, to the MWI Board as is equal to the product of (i) the total number of directors on the MWI Board (after giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their subsidiaries bears to the total number of Shares then outstanding. See Section 11—"The Transaction Agreements."

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

        Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into MWI, with MWI continuing as the surviving corporation. If the Merger takes place, Parent will own 100% of MWI, and all of the remaining stockholders of MWI, other than MWI, Parent, and Purchaser, will have the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes. See the "Introduction" to this Offer to Purchase. See also Section 11—"The Transaction Agreements" and Section 15—"Certain Conditions of the Offer" for a description of the conditions to the Merger and the Offer.

        Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger in the event that the Offer is consummated. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as promptly as practicable following the consummation of the Offer. As such, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See also Section 11—"The Transaction Agreements" and Section 12—"Purpose of the Offer; No Stockholder Approval; Plans for MWI."

If I decide not to tender, how will the Offer and Merger affect my Shares?

        If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding taxes. You will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer or the right to exercise your appraisal rights in connection with the Merger as more fully described below. Therefore, if the Merger takes place (and you do not exercise your appraisal rights), the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. See the "Introduction" to this Offer to Purchase and Section 13—"Certain Effects of the Offer."

What is the market value of my Shares as of a recent date?

        On January 9, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NASDAQ Global Select Market was $175.65.

        On January 23, 2015, the last full trading day prior to commencement of the Offer, the closing sale price per Share reported on the NASDAQ Global Select Market was $189.34. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6—"Price Range of Shares; Dividends."

What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

        The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5—"Material United States Federal Income Tax Consequences"), you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in such Shares. See Section 5—"Material United States Federal Income Tax Consequences."

        Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any U.S. federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.

Will I have the right to have my Shares appraised?

        Appraisal rights are not available in connection with the Offer, and stockholders of MWI who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares will be entitled to exercise appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with applicable Delaware law. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under applicable Delaware law.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of MWI desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 16—"Certain Legal Matters; Regulatory Approvals."

Who should I call if I have questions about the Offer?

        You may call Georgeson Inc., the Information Agent, at (866) 277-8239 (toll free) or contact via e-mail at MWIV@georgeson.com. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the dealer manager (in such capacity, the "Dealer Manager") in connection with the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of MWI:

INTRODUCTION

        Roscoe Acquisition Corp. (or any permitted successor thereto, "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmerisourceBergen Corporation (or any permitted successor thereto, "Parent"), a Delaware corporation, hereby offers to purchase (the "Offer") all outstanding shares of common stock, par value $0.01 per share ("Shares"), of MWI Veterinary Supply, Inc., a Delaware corporation ("MWI"), at a price per Share of $190.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the "Offer Price"), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the "Letter of Transmittal").

        The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of January 11, 2015, among Parent, Purchaser and MWI. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in Section 15—"Certain Conditions of the Offer") and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—"Certain Conditions of the Offer." There is no financing condition to the Offer.

        MWI has advised Parent that, as of January 21, 2015, (i) 12,913,187 Shares were issued and outstanding (including 161,748 Shares subject to restricted stock awards); (ii) no Shares were held by MWI in its treasury and (iii) 758,103 Shares were reserved for future issuance under the MWI equity compensation plans (including 11,726 Shares issuable upon exercise of outstanding options to purchase Shares (each, an "Option")). MWI has also advised Parent that the number of Shares that could be acquired with accumulated payroll deductions under the MWI Veterinary Supply, Inc. 2008 Employee Stock Purchase Plan (the "ESPP") at the close of business on February 27, 2015 (assuming (A) the market price of a Share as of the close of business on that date is equal to the Offer Price, (B) that date represents the last day of the current offering period under the ESPP and (C) payroll deductions continue at the current rate) will not exceed 1,330 Shares.

        The Merger Agreement is more fully described in Section 11—"The Transaction Agreements."

        Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the Depositary for the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

        After careful consideration, the board of directors of MWI (the "MWI Board") unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby (collectively, the "Transactions"), (ii) declaring that it is in the best interests of the stockholders of MWI that MWI enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Transactions are fair to MWI and MWI's stockholders and (iv) recommending that the stockholders of MWI accept the Offer and tender their Shares to Purchaser in the Offer.

        A complete description of the reasons for the MWI Board's approval of the Offer and the Merger (as defined below) will be set forth in MWI's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being mailed to you with this Offer to Purchase.

        The Merger Agreement provides that, subject to the conditions described in Section 11—"The Transaction Agreements," Parent will be merged with and into MWI, with MWI continuing as the surviving corporation as a wholly owned subsidiary of Parent (the "Merger"). Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the "Effective Time") the certificate of merger (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware or at such later time specified in the Certificate of Merger, as may be agreed by the parties. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $190.00, in cash, without interest, less any applicable withholding taxes, except for (i) Shares then held by MWI as treasury stock or held by Parent or Purchaser, all of which will be canceled and will cease to exist, and (ii) Shares that are held by any stockholder of MWI who properly demands appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL") in connection with the Merger.

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of MWI's stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will own at least the amount of Shares that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Parent and MWI will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of the stockholders of MWI in accordance with Section 251(h) of the DGCL. See Section 11—"The Transaction Agreements."

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND MWI'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE MWI BOARD AND THE REASONS FOR THEIR RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF MWI SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

 THE TENDER OFFER

1.  Terms of the Offer.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not withdrawn as permitted under Section 4—"Withdrawal Rights." The time, if any, at which Purchaser accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer, is referred to as the "Acceptance Time." The Offer will expire at 11:59 p.m., New York City time, on February 23, 2015, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the "Expiration Date").

        The Offer is conditioned upon the satisfaction of (i) the Minimum Condition and (ii) the HSR Condition (as defined herein). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—"Certain Conditions of the Offer."

        The Merger Agreement provides that so long as neither MWI nor Parent has terminated the Merger Agreement in accordance with its terms:

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  We must extend the Offer for one or more successive periods of 5 business days each (or such longer period as we, Parent and MWI may agree) if, at any then-scheduled expiration of the Offer, any of the Offer Conditions (as defined herein) (other than the Minimum Condition) is not satisfied or waived. The term "Minimum Condition" is defined in Section 15—"Certain Conditions of the Offer" and generally requires that there be validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares owned by Parent and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (as it may be extended as described herein). We will not, however, be required to extend the Offer beyond the Termination Date. The "Termination Date" is May 15, 2015.

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  We may extend the Offer or, at the request of MWI, must extend the Offer, for one or more successive periods of 7 business days each (or such longer period as we, Parent and MWI may agree) if, at any then-scheduled expiration of the Offer, all of the Offer Conditions (other than the Minimum Condition) have been satisfied or waived, but the Minimum Condition has not been satisfied. We will not, however, be required to extend the Offer more than two times in these circumstances (although we may elect to do so in our sole discretion), nor are we required to extend the Offer beyond the Termination Date.

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  In addition, we must extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer.

We do not presently intend to offer a subsequent offering period, and we are not permitted by the Merger Agreement to do so without MWI's consent.

        Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 26, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of such withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—"Procedures for Accepting the Offer and Tendering Shares"), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares.

        Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right in its sole discretion to (i) except as provided below, waive, in whole or in part, any Offer Condition (to the extent permitted by applicable law) and (ii) modify the terms of the Offer. However, no change may be made by Parent or Purchaser, without the prior written consent of MWI, which (a) reduces the number of Shares subject to the Offer, (b) reduces the Offer Price, (c) amends, modifies or waives the Minimum Condition, (d) except as expressly provided in the Merger Agreement, extends or otherwise amends or modifies the Expiration Date, (e) changes the form of consideration payable in the Offer, (f) otherwise amends, modifies or supplements any of the terms of the Offer in any manner adverse to any holder of Shares or (g) provides for a "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The rights reserved by Purchaser as described in the preceding paragraph are in addition to Purchaser's rights described in Section 15—"Certain Conditions of the Offer." Any delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—"Withdrawal Rights." However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

        If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

        MWI has provided Purchaser with MWI's stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on MWI's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of MWI will be required in connection with the Merger. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as promptly as practicable following the consummation of the Merger. As such, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

        All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

2.  Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Parent will cause Purchaser to, promptly following the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. See Section 1—"Terms of the Offer."

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares ("Share Certificates"), if any, or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

        The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term "Agent's Message" also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary's office.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act.

        If any tendered Shares are not accepted for payment pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.  Procedures for Accepting the Offer and Tendering Shares.

        Valid Tender of Shares.    In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

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  If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

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  If you are a record holder and you hold uncertificated Shares in book-entry form with MWI's transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

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  If your Shares are held in "street" name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent's Message and (3) any other documents required by the Letter of Transmittal.

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  If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.

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  If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

        Book-Entry Transfer.    The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if:

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  the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

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  Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an "Eligible Institution" and collectively, "Eligible Institutions").

        In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    Shares may also be tendered if all of the following conditions are satisfied:

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  such tender is made by or through an Eligible Institution;

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  a properly completed and duly executed notice of guaranteed delivery (the "Notice of Guaranteed Delivery"), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

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  the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent's Message and (3) any other documents required by the Letter of Transmittal.

        The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

        Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

        The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The valid tender of Shares pursuant to any of the procedures described herein and in the instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, upon the terms and subject to the conditions of any such extension or amendment).

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its reasonable discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, MWI, the Depositary, Georgeson Inc. (the "Information Agent"), Merrill Lynch, Pierce, Fenner & Smith Incorporated (in its capacity as dealer manager in connection with the Offer, the "Dealer Manager") or any other person is or will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        Appointment as Proxy.    By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such

Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

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  all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

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  all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

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  no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

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  the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of MWI's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

        Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of MWI's stockholders.

4.  Withdrawal Rights.

        Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time on or after March 26, 2015.

        For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

        Withdrawals of Shares may not be rescinded.    Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Parent, Purchaser, MWI, the Depositary, the Information Agent, the Dealer Manager or any other person is or will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Material United States Federal Income Tax Consequences.

        The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of MWI whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships (or other entities treated as pass-through entities for U.S. federal income tax purposes) and persons who hold Shares through partnerships (or other such entities); (xii) persons that have a "functional currency" other than the U.S. dollar; and (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

        This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations thereunder (the "U.S. Treasury Regulations") and administrative and judicial interpretations thereof. All of the foregoing is subject to change, possibly with retroactive effect, and could affect the tax consequences described below.

        For purposes of the Offer and the Merger, a "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more "United States persons" (as defined under the Code) has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a "United States person." For purposes of the Offer and the Merger, a "Non-U.S. Holder" is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner, member or other owner in such partnership (or other such entity) will generally depend upon the status of the partner, member or other owner and upon the activities of the partnership (or other such entity). Partners, members or owners of partnerships (or other such entities) holding Shares should consult their tax advisors.

        The descriptions of U.S. federal income tax consequences set forth below are for general information only. Holders of Shares should consult such holders' own tax advisors as to the particular tax consequences to each such holder of the Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws and possible changes in such laws.

        Consequences of the Offer and the Merger to U.S. Holders.    The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If a U.S. Holder holds Shares as capital assets for U.S. federal income tax purposes, such holder will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received and such holder's adjusted tax basis in such Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if a U.S. Holder's holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses against ordinary income is subject to limitations.

        Consequences of the Offer and the Merger to Non-U.S. Holders.    Payments received with respect to Shares that a Non-U.S. Holder exchanges in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

  •
  such holder's gain, if any, on Shares is effectively connected with such holder's conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to such holder's permanent establishment in the United States), in which case (i) such holder will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. Holder (except that such holder should provide an IRS Form W-8ECI instead of an IRS Form W-9, as described below under "—Backup Withholding") and (ii) if such holder is a corporation, such holder may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

  •
  such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

        Backup withholding.    All payments to which a holder of Shares would be entitled pursuant to the Offer or the Merger will be subject to backup withholding, unless such holder (i) is a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provides a taxpayer identification number ("TIN") and certifies that no loss of exemption from backup withholding has occurred. A U.S. Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. A Non-U.S. Holder should generally submit an IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable IRS Form W-8) attesting to such holder's foreign status in order to qualify as an exempt recipient.

        If a holder of Shares does not provide a correct TIN, such holder may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against such holder's U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, a holder may obtain a refund by filing a U.S. federal income tax return. All holders of Shares should consult such holders' own tax advisors as to such holders' qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.  Price Range of Shares; Dividends.

        The Shares trade on the NASDAQ Global Select Market under the symbol "MWIV." The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NASDAQ Global Select Market based on published financial sources.

	Stock Price
	High	Low
Fiscal Year Ended September 30, 2013
First Quarter	$119.05	$101.00
Second Quarter	137.18	110.01
Third Quarter	134.87	114.60
Fourth Quarter	156.51	116.81
Fiscal Year Ended September 30, 2014
First Quarter	$184.00	$148.11
Second Quarter	188.40	149.00
Third Quarter	164.99	129.75
Fourth Quarter	151.00	135.00
Fiscal Year Ending September 30, 2015
First Quarter	$176.20	$141.01
Second Quarter (through January 23, 2015)	$191.29	$166.10

        On January 9, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NASDAQ Global Select Market was $175.65.

        On January 23, 2015, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on the NASDAQ Global Select Market was $189.34.

        MWI has not paid any dividends since its initial public offering in 2005.

  Stockholders are urged to obtain a current market quotation for Shares.

7.  Certain Information Concerning MWI.

        The following description of MWI and its business has been taken from MWI's Annual Report on Form 10-K for the fiscal year ended September 30, 2014, and is qualified in its entirety by reference to such report:

        General.    MWI is a leading distributor of animal health products across the United States, and through its Centaur Services business, in the United Kingdom. Products MWI sells include pharmaceuticals, vaccines, parasiticides, diagnostics, micro feed ingredients, supplies, specialty products, veterinary pet food, capital equipment and nutritional products. MWI markets these products to customers in both the companion animal and production animal markets. MWI also offers its customers a variety of value-added services, including its e-commerce platform, technology management systems, pharmacy fulfillment, inventory management system, equipment procurement consultation, special order fulfillment, educational seminars and pet cremation.

        MWI is a Delaware corporation with its principal executive offices located at 3041 W. Pasadena Drive, Boise, ID 83705. The telephone number for MWI is (208) 955-8930.

        Available Information.    MWI is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning MWI's business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of MWI's securities, any material interests of such persons in transactions with MWI and other matters is required to be disclosed in proxy statements and periodic reports distributed to MWI's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as MWI, who file electronically with the SEC. The address of that site is http://www.sec.gov. MWI also maintains an Internet website at http://www.mwivet.com. The information contained in, accessible from or connected to MWI's website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of MWI's filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

        Sources of Information.    Except as otherwise set forth herein, the information concerning MWI contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent, the Dealer Manager or the Depositary assumes responsibility for the accuracy or completeness of the information concerning MWI contained in such documents and records or for any failure by MWI to disclose events which may have occurred or may affect the significance or accuracy of any such information.

        Certain Projections.    In a presentation to MWI management, MWI provided Parent with selected unaudited projected financial information concerning MWI (the "Forecasts"). Such information is described in MWI's Schedule 14D-9, which will be filed with the SEC and is being mailed to MWI's stockholders with this Offer to Purchase. MWI's stockholders are urged to, and should, carefully read the Schedule 14D-9. MWI has advised Parent that the Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, public guidelines of the SEC regarding forward-looking statements or GAAP, and the inclusion of such information in MWI's Schedule 14D-9 should not be regarded as an indication that any of Parent, MWI, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The Forecasts were not included in MWI's Schedule 14D-9 in order to influence any stockholder's decision whether to tender Shares in the Offer or for any other purpose. MWI has advised us that no independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts.

        By including the Forecasts in the Schedule 14D-9, neither MWI nor any of its representatives has made any representation to any person regarding the information included in the Forecasts or the ultimate performance of MWI, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. MWI has made no representations to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts. MWI has advised us that the assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of MWI, may not be realized. MWI has further advised us that there can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed.

        In particular, MWI has advised us that the Forecasts, while presented with numerical specificity, were necessarily based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in MWI's SEC filings, which stockholders are urged to review. MWI has advised us that the Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

        MWI has advised us that the Forecasts were developed for MWI on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any other changes to the Company's operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer in the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

        The Forecasts were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. MWI has advised us that it undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions. In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of MWI's Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

8.  Certain Information Concerning Parent and Purchaser.

        General.    Purchaser is a Delaware corporation with its principal offices located at c/o AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, PA 19087. The telephone number of Purchaser is (610) 727-7000. Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of MWI and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

        Parent is a Delaware corporation with its principal offices located at 1300 Morris Drive, Chesterbrook, PA 19087. The telephone number of Parent is (610) 727-7000.

        Parent is one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. Parent delivers innovative programs and services designed to increase the effectiveness and efficiency of the pharmaceutical supply chain. More specifically, Parent distributes a comprehensive offering of brand-name and generic pharmaceuticals (including specialty pharmaceutical products), over-the-counter healthcare products, home healthcare supplies and equipment, and related services to a wide variety of healthcare providers located in the United States and select global markets, including chain retail and independent pharmacies, mail order pharmacies, acute care hospitals and health systems, physician practices, medical and dialysis clinics, long-term care and other alternate site pharmacies, and other customers. Parent also provides pharmacy services to certain specialty drug patients. Additionally, Parent furnishes healthcare providers and pharmaceutical manufacturers with an assortment of related services, including reimbursement and pharmaceutical consulting services, niche premium logistics services, inventory management, pharmacy automation, and pharmacy management.

        The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

        During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. As of the date hereof, Parent does not beneficially own of record any Shares.

        Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of MWI, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

        Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with MWI or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of their subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I hereto, on the one hand, and MWI or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. Parent filings are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.  Source and Amount of Funds.

        The Offer is not conditioned upon Purchaser or Parent obtaining financing to fund the purchase of Shares pursuant to the Offer and the Merger. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares, (iii) if the Offer is consummated, then we will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL), (iv) there is no financing condition to the completion of the Offer, and (v) we and Parent have cash on hand, existing borrowing capacity and committed debt financing that will be sufficient to finance the payments to be made in the Offer and the Merger, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

        Parent and Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $2.5 billion, including related transaction fees and expenses and refinancing of indebtedness. Parent will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger.

  Debt Financing

        In connection with Parent's entry into the Merger Agreement, Parent, Bank of America, N.A. ("Bank of America") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") entered into a debt commitment letter (the "Debt Commitment Letter"), dated January 11, 2015. Pursuant to the Debt Commitment Letter, Bank of America has committed to provide to Parent a $2,150,000,000 senior unsecured bridge term loan facility (the "Bridge Facility"), the proceeds of which may be used, together with cash on hand, to finance the purchase of the Shares in the Offer and to pay fees and expenses incurred in connection with the Transactions. Parent may choose to issue and sell securities or notes in one or more offerings in the public or private capital markets in order to finance the Transactions, the proceeds of which would reduce the amount of the commitments under the Debt Commitment Letter and the Bridge Facility. Parent may also choose to enter into one or more credit facilities to replace amounts to be borrowed under the Bridge Facility. Any such credit facilities would reduce the amount of the commitments under the Debt Commitment Letter and the Bridge Facility upon the effectiveness of the applicable definitive documentation for such credit facilities.

        Interest under the Bridge Facility is expected to be payable either, at the option of Parent, at a Base Rate (as defined in the Debt Commitment Letter) or LIBOR rate (as defined in the Debt Commitment Letter) plus, in each case, an applicable margin that fluctuates between 75 basis points and 200 basis points based on (i) the public debt ratings of Parent as assigned by Standard & Poor's Financial Services LLC, Moody's Investors Service and Fitch, Inc. and (ii) the time elapsed after the closing of the Bridge Facility. The Bridge Facility is also expected to include certain other duration and commitment fees as described in the Debt Commitment Letter.

        The borrower under the Bridge Facility will be Parent. The Bridge Facility is not expected to be guaranteed by any entity and is expected to be unsecured. The Bridge Facility is expected to contain customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, would restrict the ability of Parent and/or its subsidiaries to: incur subsidiary debt; incur liens; make certain fundamental changes; make certain investments, loans, advances, guarantees and acquisitions; sell or otherwise dispose of assets; make certain restricted payments; enter into certain affiliate transactions; amend or modify certain agreements; and make changes in Parent's fiscal year. These covenants are expected to be subject to a number of important exceptions and qualifications. Certain changes of control are also expected to constitute an event of default under the Bridge Facility. It is expected that the Bridge

Facility will require Parent to maintain a consolidated leverage ratio (to be defined in the definitive documentation for the Bridge Facility) of 3.00 to 1.00 or less. Amounts drawn under the Bridge Facility will mature on the date that is 364 days after the closing and funding of the Bridge Facility.

        The funding of the Bridge Facility contemplated by the Debt Commitment Letter is subject to the satisfaction of certain conditions precedent, including, without limitation:

  •
  the Offer and the Merger being consummated substantially concurrently with the closing of the Bridge Facility in accordance with the Merger Agreement without giving effect to any amendments, modifications, supplements or waivers thereto or consents thereunder that are materially adverse to the lenders under the Bridge Facility and not consented to by MLPFS;

  •
  since January 11, 2015, there not having been any change, event or occurrence that has had, or would reasonably be expected to have a, "material adverse effect" on MWI (which is defined in the Debt Commitment Letter in a manner consistent with the comparable term in the Merger Agreement; see Section 11—"The Transaction Agreements");

  •
  the delivery of certain audited, unaudited and pro forma financial statements;

  •
  the execution and delivery of definitive financing documentation;

  •
  the accuracy of certain specified representations and warranties in the Merger Agreement and specified representations and warranties in the definitive documentation with respect to the Bridge Facility;

  •
  the delivery of a solvency certificate from the chief financial officer of Parent and certain other customary closing documents (including customary legal opinions, customary evidence of authorization, closing certificates, good standing certificates (to the extent applicable), documentation required under applicable "know your customer" and anti-money laundering laws and a borrowing notice);

  •
  there having occurred at least 15 business days from the date of delivery of certain materials referred to in the Debt Commitment Letter; and

  •
  the payment of fees and the reimbursement of expenses required to be paid or reimbursed pursuant to the Debt Commitment Letter.

        The Debt Commitment Letter will terminate on the earliest of (i) May 15, 2015, (ii) the consummation of the Offer, (iii) the execution of the definitive documentation with respect to the Bridge Facility, (iv) the date the Merger Agreement is terminated or expires in accordance with its terms without the closing of the Merger and (v) receipt by Bank of America of written notice from Parent of its election to terminate all commitments under the Bridge Facility in full.

        Subject to the terms and conditions of the Merger Agreement, Parent will use its commercially reasonable efforts to obtain the Financing (as defined in the Merger Agreement) on the terms and conditions described in the Debt Commitment Letter and will not, subject to certain exceptions, agree to or permit any amendments, restatements, supplements, or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter or the definitive agreements relating to the Financing if such amendments, supplements, modifications or waivers would (i) reduce the aggregate amount of the Financing by an amount that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) impose new or additional conditions or otherwise expand, amend or modify any other provision of the Debt Commitment Letter that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (iii) otherwise be reasonably likely to (a) prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (b) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements relating to the Financing. See Section 11—"The Transaction Agreements."

        As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this Offer to Purchase is not available as anticipated. There is no financing condition to the Offer.

10.  Background of the Offer; Past Contacts or Negotiations with MWI.

        From time to time in the ordinary course of business, Parent evaluates various business opportunities in an effort to enhance stockholder value and to complement its existing businesses. As part of this process, Parent identified MWI as a potential business partner to expand into the animal health distribution market.

        Following an initial introduction of Mr. James Cleary, Jr., President and Chief Executive Officer of MWI, and Mr. Steven Collis, President and Chief Executive Officer of Parent, that was made by J.P. Morgan Securities LLC ("J.P. Morgan") at J.P. Morgan's Annual Healthcare Conference in January 2014, Mr. Cleary and Mr. Collis participated in periodic meetings during 2014 regarding the animal health and healthcare distribution industries and their respective companies. These conversations did not include any specific proposals regarding a potential transaction involving the two companies until late-2014.

        On May 28, 2014, Mr. Cleary, Ms. Mary Patricia Thompson, MWI's Chief Financial Officer, Mr. William J. Robison, one of MWI's directors, and Mr. Collis attended an event organized by J.P. Morgan. Later that evening, Mr. Cleary and Mr. Collis attended a dinner event at which the two discussed the business operations of their respective companies and the possibility of exploring a transaction between the parties.

        On July 16, 2014, Mr. Cleary, Ms. Thompson, Mr. Collis, Mr. Tim Guttman, Executive Vice President and Chief Financial Officer of Parent, and Mr. Lawrence Marsh, Executive Vice President, New Market Development and Chief Strategy Officer of Parent, attended an in-person meeting. At the meeting, the representatives of MWI provided Parent's representatives with an overview of MWI's business operations. During this meeting, Mr. Collis told Mr. Cleary and Ms. Thompson that he saw significant strategic benefits from a business combination with MWI, and that Parent was interested in pursuing this seriously. Valuation of MWI was not discussed, but Mr. Cleary indicated to Mr. Collis that MWI's Board was unlikely to support any potential transaction that did not return value to all of MWI's stockholders. Following the in-person meeting, Mr. Cleary, Ms. Thompson, Mr. Robison, Mr. Collis and Mr. John McNamara, a former member of MWI's Board, attended a dinner at which the two companies' businesses were generally discussed.

        At the July 16, 2014 meeting, it was discussed that Mr. Cleary and Ms. Thompson would be expected to continue to have a role at MWI following any transaction with Parent. However, Parent did not have any negotiations or discuss any terms with any of MWI's executive officers regarding post-transaction employment prior to execution of the Merger Agreement.

        On July 23, 2014, Mr. Cleary provided Mr. Collis with a draft confidentiality agreement and requested that Mr. Collis provide him with a detailed plan for the conduct of any due diligence requested by Parent. MWI and Parent and their respective advisors negotiated the confidentiality agreement over the next two weeks, and the agreement was signed by MWI and Parent on August 5, 2014. The confidentiality agreement contained a "standstill" provision that prevented Parent from pursuing an acquisition of MWI without the consent of MWI, and this standstill provision would terminate if MWI entered into an agreement for a change of control transaction with a third party.

Following the execution of the confidentiality agreement, MWI began to provide Parent with due diligence access and representatives of Parent and MWI engaged in periodic due diligence discussions and meetings.

        Over the course of the remainder of August, September and October 2014, Mr. Cleary and Mr. Collis remained in communication, discussing, among other things, the animal health and healthcare distribution industries, the potential benefits of a business combination of their respective companies, and how an integration of MWI into Parent could be accomplished to best achieve such benefits, including retention of critical talent through such a transition, and leadership of the business unit going forward.

        On September 9, 2014, Mr. Cleary and Mr. Collis had an in-person meeting. During the conversation, Mr. Collis expressed his desire to facilitate further discussions with Mr. Cleary on the topic of a potential sale of MWI, noting again his belief that there was a compelling strategic rationale for the proposed transaction. He noted that Parent would be prepared to acquire MWI in an all cash transaction, and, without making a specific proposal as to price, Mr. Collis indicated that Parent would be prepared in the near term to make a more concrete proposal at a favorable valuation. Mr. Collis and Mr. Cleary discussed the process relating to the negotiation of a potential transaction and Mr. Cleary informed Mr. Collis that Mr. Bruce Bruckmann, the Chairman of MWI's Board, would be taking the lead for the Board in negotiating any potential transaction on behalf of MWI, and that Mr. Collis should direct any indications of interest to Mr. Bruckmann.

        On October 27, 2014, representatives of MWI, including Mr. Cleary and Ms. Thompson, and representatives of Parent, including Mr. Collis, Mr. Guttman and Mr. Sun Park, Senior Vice President of Business Development of Parent, participated in an in-person session in Chicago regarding Parent's due diligence investigation of MWI.

        On October 30, 2014, Mr. Collis indicated to Mr. Cleary Parent's interest in pursuing a transaction in which Parent would acquire MWI in an all-cash transaction at a price per share between $175.00 to $185.00, without any financing contingency. Mr. Collis requested a thirty-day period of exclusivity and a response to Parent's indication of interest from MWI by November 12, the date of a previously scheduled meeting of Parent's board of directors. Mr. Cleary indicated to Mr. Collis that he would convey Parent's proposal to MWI's Board and would contact him with the Board's response in due course.

        On November 4, 2014, Mr. Cleary communicated with Mr. Collis by telephone, with Mr. Cleary informing Mr. Collis that MWI was in the process of engaging a financial advisor and that MWI would respond to Parent's indication of interest in due course.

        On November 26, 2014, Mr. Bruckmann and Mr. Collis communicated via telephone, with Mr. Bruckmann reiterating that MWI's Board was enthusiastic about MWI's standalone prospects, and that there would be no interest in a transaction at the valuation proposed by Mr. Collis. Mr. Collis provided Mr. Bruckmann with an overview of the potential benefits of a potential transaction for both companies, noting that while he believed the market price of MWI already reflected a full value, his evaluation of the strategic nature of such a combination supported a valuation at a premium to that market price. Mr. Collis also noted that he believed Parent's offer price represented the highest multiple ever paid for a healthcare distribution company. Mr. Collis also communicated to Mr. Bruckmann that he expected that any subsequent offer from Parent would be conditioned on MWI entering into an exclusivity agreement with Parent. Mr. Collis asked Mr. Bruckmann about his price expectations, and Mr. Bruckmann again noted that it would require something compelling to change MWI from its stand-alone strategy. Mr. Bruckmann informed Mr. Collis that if he could assure MWI's Board that there was a legitimate chance that Parent would be able to raise its price to at least $195.00 per share upon completion of additional due diligence, then MWI's Board would be willing to allow Parent to conduct such diligence and to continue discussions regarding a potential transaction.

Mr. Collis informed Mr. Bruckmann that he would advise Parent's board of directors of Mr. Bruckmann's feedback and report back to Mr. Bruckmann.

        On December 1, 2014, Mr. Bruckmann and Mr. Collis communicated by telephone. Mr. Collis informed Mr. Bruckmann that Parent would consider a valuation as high as $195.00 per share, subject to confirmatory due diligence and Parent's ability to identify attainable synergies, and further subject to MWI entering into a 45 to 60 day exclusivity agreement. Mr. Bruckmann responded that he would discuss Parent's increased indication of interest with MWI's Board.

        On December 2, 2014, representatives of Parent's legal counsel, Cravath, Swaine & Moore LLP ("Cravath") informed MWI's legal counsel, Dechert LLP ("Dechert"), of Parent's request for 45 days of exclusivity as a condition to engaging in negotiations on a definitive agreement and provided Dechert with a draft exclusivity agreement providing for the same. Mr. Bruckmann and Mr. Collis also had a similar discussion by telephone.

        On December 3, 2014, representatives of Dechert and Cravath communicated by telephone, with Dechert informing Cravath that any exclusivity agreement between MWI and Parent would need to be subject to "fiduciary out" provisions and that MWI would expect that the definitive agreement governing the transaction would include a "go-shop" provision. Cravath informed Dechert that Parent was unlikely to be willing to agree to those points.

        On December 5, 2014, Mr. Bruckmann and Mr. Collis communicated via telephone, and Mr. Bruckmann informed Mr. Collis of the position of MWI's Board with respect to the inclusion of a go-shop provision. Mr. Collis said that he would discuss the matter internally and with Parent's advisors.

        Later on December 5, 2014, representatives of Dechert and Cravath communicated via telephone, and Cravath informed Dechert that Parent was unwilling to include a go-shop provision in the definitive agreement relating to a potential transaction, and provided Parent's reasoning for its position. Cravath stated that Parent would withdraw its proposal and cease discussions if MWI continued to insist on a go-shop provision. Cravath informed Dechert that Parent would not object to MWI conducting a pre-signing market check and that Parent would withdraw its request for exclusivity without changing its valuation and viewed the withdrawal of its exclusivity request as a concession to MWI. Representatives of J.P. Morgan also communicated via telephone with representatives of BofA Merrill Lynch reiterating the points raised by Cravath with Dechert.

        On December 8, 2014, Mr. Collis and Mr. Bruckmann communicated via telephone regarding a pre-signing market check and the deal protection provisions that would likely be part of a negotiated merger agreement between MWI and Parent.

        On December 12, 2014, Dechert sent an initial draft merger agreement to Cravath. The initial draft included, among other things, a termination fee of 3.0% of MWI's enterprise value based on the transaction price, which would be payable by MWI upon, among other events, MWI's termination of the merger agreement to accept a superior proposal.

        Representatives of Parent conducted site inspections of various distribution centers of MWI between December 15 and 17, 2014, and on December 18, 2014, the senior management team from Parent met at MWI's offices for presentations by MWI's management in connection with Parent's due diligence process.

        Additionally on December 18, 2014, Cravath returned to Dechert a revised draft of the merger agreement. Following receipt of this revised draft and in the ensuing days, representatives of Dechert and Cravath held numerous discussions regarding the terms of the merger agreement, including with respect to, among other things, the restrictions on MWI's ability to respond to unsolicited proposals, the parameters around matching rights for Parent and provisions with respect to deal certainty and conditionality.

        On December 26, 2014, Dechert sent a revised draft of the merger agreement reflecting, among other things, a three business day matching right.

        On December 30, 2014, Dechert and Cravath had a discussion on the open points in the draft merger agreement. As part of that discussion, Cravath advised Dechert that Parent would require, among other things, a four-business day matching right (with successive two-business day extensions upon changes to any alternate Acquisition Proposals) and certain changes to the definition of a Company Material Adverse Effect and the provisions relating to the circumstances resulting in the payment of the Company Termination Fee.

        On January 2, 2015, Dechert and Cravath had a discussion regarding open points in the Merger Agreement.

        On January 2, 2015, Mr. Collis and Mr. Bruckmann communicated by telephone, with Mr. Collis informing Mr. Bruckmann that Parent had completed its additional due diligence investigation and that the results of such investigation supported Parent proceeding with a transaction at a valuation of $190.00 per share. Mr. Collis informed Mr. Bruckmann that Parent was pleased with the results of Parent's additional due diligence and with the performance of MWI's senior management team during Parent's due diligence investigation, but that the level of synergies required from Parent's perspective to support an increase in Parent's valuation above $190.00 per share could not be confirmed. Mr. Collis informed Mr. Bruckmann that Parent remained very interested in executing definitive documentation relating to a transaction as promptly as possible. Mr. Bruckmann told Mr. Collis that he would report the conversation to MWI's Board.

        On January 3, 2015, Cravath sent a revised draft of the merger agreement to Dechert.

        On January 5, 2015, Mr. Bruckmann contacted Mr. Collis to communicate the terms on which MWI's Board would be willing to accept Parent's $190.00 per share offer. After consultation internally at Parent and with Parent's advisors, Mr. Collis informed Mr. Bruckmann that Parent was willing to accept MWI's Board's position on the terms they had discussed.

        During the period from January 5, 2015 through January 11, 2015, Mr. Bruckmann and Mr. Collis and members of management of MWI and Parent and representatives of Dechert and Cravath communicated numerous times and resolved the remaining open points in the merger agreement, including, among other items, a termination fee of $76.0 million, equal to approximately 3.0% of MWI's enterprise value based on the transaction price. Additionally, during this time period, representatives of Dechert and Cravath communicated regarding and Dechert commented upon the draft bridge commitment letter delivered to Parent by its lenders.

        On January 11, 2015, Parent and the Purchaser executed financing commitment documentation providing for committed funding for up to $2.15 billion to be used to fund a portion of the purchase price contemplated by the Merger Agreement, and MWI, Parent and the Purchaser executed the Merger Agreement.

        In the morning of January 12, 2015, before the opening of the NASDAQ Global Select Market, MWI and Parent issued a joint press release announcing the transaction and the execution of the Merger Agreement.

11.  The Transaction Agreements.

        The following is a summary of the material terms of each of the Merger Agreement and the Confidentiality Agreement. It has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the Confidentiality Agreement. It is not intended to provide any other factual information about MWI, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of such agreements, were made solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the agreements and described in the following summary were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the agreements, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties' public disclosures. Investors are not third-party beneficiaries under the agreements, except that from and after the Effective Time, investors shall be third party beneficiaries of Purchaser's obligations to pay the Merger Consideration in the Merger. Accordingly, investors and stockholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of MWI, Parent, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

        The following summary of the Merger Agreement and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—"Certain Information Concerning Parent and Purchaser." For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

  The Merger Agreement

        The Offer.    The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than ten business days) after the date of the Merger Agreement. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Purchaser if permitted under the Merger Agreement, of the offer conditions described in Section 15—"Certain Conditions of the Offer" (the "Offer Conditions"). Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; however, Purchaser may not, without the prior written consent of MWI, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Condition, (iv) except as expressly permitted by the Merger Agreement, extend or otherwise amend or modify the expiration of the Offer, (v) change the form of consideration payable in the offer, (vi) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Shares or (vii) provide any "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Exchange Act.

        The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on February 23, 2015, which is twenty business days after the commencement of the Offer. Subject to the parties' termination rights described below under "Termination" and Purchaser's right to waive any Offer Condition other than the Minimum Condition, Purchaser must (a) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Condition) has not been satisfied or waived, until such time as each such condition shall have been satisfied or waived, and (b) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer (but in no event shall Purchaser be required to extend the Offer beyond the Termination Date). In addition, subject to the parties' termination rights described below under "Termination," if, at any then-scheduled expiration of the Offer, each Offer Condition (other than the Minimum Condition) has been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser may and, if requested by MWI, must, extend the Offer by increments of seven business days (or such other period as the parties may agree), but Purchaser is only required to extend the Offer under these circumstances on two occasions. Notwithstanding the foregoing, in no event shall Purchaser be required to extend the Offer beyond the Termination Date.

        The Merger Agreement further provides that, upon the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, accept for payment, and pay for, all Shares that Purchaser becomes obligated to purchase pursuant to the Offer promptly after the applicable Expiration Date (as it may be extended and re-extended in accordance with the Merger Agreement). Acceptance for payment of Shares by Purchaser pursuant to and subject to the conditions of the Offer is referred to as the "Offer Closing."

        Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer.    The Merger Agreement provides that, upon the Offer Closing and at all times thereafter, subject to compliance with applicable laws and applicable rules of the NASDAQ Global Select Market, Purchaser will be entitled to elect or designate to the MWI Board the number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the MWI Board (after giving effect to the directors elected or designated by Purchaser pursuant the terms of the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their subsidiaries bears to the total number of Shares then outstanding. Upon the request of Purchaser at any time following the Offer Closing, MWI and the MWI Board will cause Purchaser's designees to be so appointed, including promptly filling vacancies or newly created directorships on the MWI Board, promptly increasing the size of the MWI Board (including by amending the bylaws of MWI if necessary) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser's designees to be so elected or designated to the MWI Board. MWI will also cause individuals elected or designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the MWI Board of each committee of the MWI Board to the extent permitted by applicable laws and the rules of the NASDAQ Global Select Market. Upon the request of Parent from and after the Offer Closing, MWI will take all actions necessary to be treated as a "controlled company" as defined in the rules of the NASDAQ Global Select Market and make all necessary filings and disclosures. MWI will take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to effect the election or designation of Purchaser's designees to the MWI Board, including mailing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder to enable Purchaser's designees to be elected or designated to the MWI Board.

        The Merger.    The Merger Agreement provides that, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into MWI, and the separate corporate existence of Purchaser will cease and MWI will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the "Surviving Corporation"). Subject to the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, the closing of the Merger (the "Merger Closing") shall take place at 9:00 a.m. Eastern time as promptly as practicable following the Offer Closing, or at such other place, time and date as shall be agreed in writing by the parties (the "Merger Closing Date"). Concurrently with the Merger Closing, MWI, Parent and Purchaser will cause to be filed with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger as provided under the DGCL (the "Certificate of Merger"). The Merger shall become effective upon the date and time at which the Certificate of Merger has been duly filed or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being referred to as the "Effective Time"). The Merger will be governed by Section 251(h) of the DGCL. The parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of the MWI stockholders in accordance with Section 251(h) of the DGCL.

        Organizational Documents, Directors and Officers of the Surviving Corporation.    The Merger Agreement provides that at the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation shall be amended and restated to be in the form of the certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time, except that (a) all references therein to Purchaser shall be automatically amended and shall become references to the Surviving Corporation, (b) the provisions of the certificate of incorporation of Purchaser relating to the incorporator of Purchaser shall be omitted and (c) changes necessary so that they shall be in compliance with the provisions of the Merger Agreement relating to indemnification of directors and officers of MWI shall have been made. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of MWI immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

  Effect of the Merger on Capital Stock.

        At the Effective Time:

  •
  each issued and outstanding Share (except for (i) Shares then held by MWI as treasury stock or held by Parent or Purchaser and (ii) Shares that are held by any stockholder of MWI who properly demands appraisal rights pursuant to Section 262 of the DGCL) shall be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration");

  •
  each Share held by MWI as treasury stock or held by Parent or Purchaser shall automatically be canceled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof; and

  •
  each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of Shares not represented by certificates and the holders of certificates that which immediately prior to the Effective Time represented Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender thereof.

        Treatment of Equity Awards.    Effective as of the Offer Closing, each Option that is outstanding and unvested immediately prior to the Offer Closing shall become fully vested and exercisable. As of the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled in exchange for a cash payment (less required withholding taxes and deductions) with respect thereto equal to the product of (i) the number of Shares subject to such

Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option.

        Effective as of the Offer Closing, each Share awarded that is subject to any vesting requirements that remain unsatisfied as of immediately prior to the Offer Closing (each, a share of "Restricted Stock") shall become fully vested, and the restrictions thereon shall lapse. All such vested shares of Restricted Stock shall be treated identically to all other Shares with respect to the payment of the Merger Consideration.

        MWI shall take all actions necessary to ensure that (i) no offering period under the MWI Veterinary Supply, Inc. 2008 Employee Stock Purchase Plan (the "ESPP") shall be commenced on or after the date of the Merger Agreement, (ii) no new participants may join the offering period in existence under the ESPP on or after the date of the Merger Agreement and (iii) no participant may increase the amount of his or her salary deferrals with respect to such offering period. In the event that the offering period under the ESPP in effect as of the date of the Merger Agreement has not ended on the date immediately preceding the Effective Time, then such offering period shall be terminated as of the day immediately preceding the Effective Time, and all participant contributions then in the ESPP shall be used to purchase Shares on such date in accordance with the terms of the ESPP as if such date was the last day of such offering period. As of the Effective Time, all Shares purchased under the ESPP shall be treated identically to all other Shares with respect to the payment of the Merger Consideration and MWI shall cause the ESPP to terminate.

        Representations and Warranties.    In the Merger Agreement, MWI has made customary representations and warranties to Parent and Purchaser, which are subject to the disclosure letter to the Merger Agreement and to certain disclosure in MWI's SEC filings prior to the date of the Merger Agreement, including representations relating to: organization and qualification; subsidiaries; capital stock; corporate authority and approval; lack of conflicts; consents and approvals; reports and financial statements; internal controls and procedures; undisclosed liabilities; absence of certain changes or events; compliance with laws; permits; environmental matters; employee benefit plans; investigations; litigation; information supplied; tax matters; labor matters; intellectual property; real property; material contracts; opinion of financial advisors; finders or brokers; fees; the lack of necessity of a stockholder vote; takeover laws; insurance; customers and suppliers; controlled substances; and certain business practices.

        Some of the representations and warranties in the Merger Agreement made by MWI are qualified by "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement, "Material Adverse Effect" means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, (x) has a material adverse effect on the financial condition, business, properties, assets, liabilities or results of operations of MWI and its subsidiaries taken as a whole or (y) would, individually or in the aggregate, materially impair, prevent or delay consummation by MWI of the Transactions; provided that none of the following, and no fact, circumstance, change, event, occurrence or effect arising out of or relating to the following, shall constitute a "Material Adverse Effect" or be taken into account in determining whether a "Material Adverse Effect" has occurred or would reasonably be expected to occur: (a) any facts, circumstances, changes, events, occurrences or effects generally affecting (i) any of the industries in which MWI and its subsidiaries operate or (ii) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or (b) any facts, circumstances, changes, events, occurrences or effects, arising out of, resulting from or attributable to (i) changes or prospective changes in law, applicable regulations of any governmental entity, generally accepted accounting principles or accounting standards, or any changes or prospective changes in, or issuance of any administrative or judicial notice, decision or other guidance with respect to, the interpretation or enforcement of any of the foregoing, (ii) the announcement of the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any change to the extent resulting or arising from the identity of Parent, Purchaser or their respective affiliates, (iii) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (iv) pandemics, earthquakes, hurricanes, tornados, drought or other natural disasters, (v) any change or announcement of a potential change in MWI's credit ratings (it being understood that the facts or occurrences giving rise or contributing to such event may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such facts or occurrences are not otherwise excluded from the definition of Material Adverse Effect), (vi) any litigation brought by stockholders of MWI alleging breach of fiduciary duty or inadequate disclosure in connection with the Merger Agreement or any of the transactions contemplated by the Merger Agreement, (vii) any decline in the market price, or change in trading volume, of any capital stock of MWI (it being understood that the facts or occurrences giving rise or contributing to such decline or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such facts or occurrences are not otherwise excluded from the definition of Material Adverse Effect) or (viii) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such facts or occurrences are not otherwise excluded from the definition of Material Adverse Effect); provided, that in the case of clauses (a)(i), (a)(ii), (b)(i), (b)(iii) and (b)(iv) above, such facts, circumstances, changes, events, occurrences or effects may be taken into consideration in determining whether there has been or would reasonably expected to be a Material Adverse Effect if they disproportionately affect MWI and its subsidiaries taken as a whole as compared to other participants in the businesses and industries in which MWI and its subsidiaries operate.

        Additionally, the Merger Agreement provides that MWI has represented that the MWI Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement and the Transactions, (ii) declaring that it is in the best interests of the stockholders of MWI that MWI enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and Merger are fair to MWI and its stockholders and (iv) recommending that the stockholders of MWI accept the Offer and tender their Shares pursuant to the Offer, which resolutions, subject to the non-solicitation provisions of the Merger Agreement, have not been rescinded, modified or withdrawn in any way. The recommendation of the MWI Board that MWI's stockholders accept their offer and tender their Shares pursuant to the Offer is referred to as the "MWI Recommendation."

        In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to MWI, including representations relating to: organization and qualification; corporate authority and approval; lack of conflicts; required filings and consents; investigations; litigation; information supplied; funds; capitalization of Purchaser; ownership of Shares; the lack of a necessity of a vote of Parent's stockholders; and finders or brokers.

        Conduct of Business.    The Merger Agreement provides that, from and after the date of the Merger Agreement and prior to the earlier of the Effective time or the date, if any, on which the Merger Agreement is earlier terminated pursuant to its terms and except (i) as may be required by applicable law, (ii) as may be consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be required by the Merger Agreement or (iv) as set forth in the disclosure letter to the Merger Agreement, MWI shall, and shall cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and preserve in all material respects its business organization and maintain in all material respects existing relations and goodwill with governmental authorities, customers, suppliers, creditors, lessors, officers, employees and joint venture counterparties. In addition, during such period and subject to the same exceptions listed above, MWI shall not, and shall not permit its subsidiaries to:

  (i)
  amend its certificate of incorporation or bylaws or other applicable governing instruments;

  (ii)
  split, combine, subdivide or reclassify any shares of capital stock of MWI or enter into any agreement with respect to the voting of the capital stock of MWI;

  (iii)
  issue, sell, pledge, grant, transfer, encumber or otherwise dispose of or redeem, repurchase or otherwise acquire any shares of capital stock or other equity interests of MWI or any of its subsidiaries, profits interests, stock appreciation rights, phantom stock or securities convertible into or exchangeable for, or subscriptions, options, warrants, calls, agreements, arrangements, undertakings, commitments or other rights of any kind to acquire, any shares of capital stock of MWI or any of its subsidiaries (other than (A) the issuance of Shares upon the exercise of Options outstanding as of the date of the Merger Agreement, (B) issuances or grants under the ESPP with respect to the offering period in effect on the date of the Merger Agreement, (C) by a wholly-owned subsidiary of MWI to MWI or another wholly-owned subsidiary of MWI or (D) pursuant to net settlements or exercises of outstanding Options or Restricted Stock in satisfaction of the exercise price and/or tax withholding relating to such award);

  (iv)
  declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to MWI's capital stock (except dividends or other distributions paid by any direct or indirect wholly-owned subsidiary to MWI or to any other direct or indirect wholly-owned subsidiary);

  (v)
  make any acquisition (whether by merger, consolidation, acquisition of stock or assets or otherwise) of any interest in any person or any business, line of business or division thereof (which for the avoidance of doubt shall not include ordinary course acquisitions of assets used in the operation of MWI's business that are covered by clause (vi) below);

  (vi)
  other than in the ordinary course of business, make any acquisition of any assets or properties, other than (A) acquisitions permitted pursuant to clause (v) above, (B) acquisitions of inventory made in the ordinary course of business consistent with past practice, with a value or purchase price not in excess of $1,000,000 in the aggregate or (C) assets in respect of capital expenditures permitted pursuant to clause (xiv) below;

  (vii)
  make any loans, advances or capital contributions to or investments in any person (other than MWI or any direct or indirect wholly-owned subsidiary of MWI), other than (A) trade credit advanced in the ordinary course of business consistent with past practice, (B) loans, advances, capital contributions or investments required by joint venture agreements in effect as of the date of the Merger Agreement or (C) to employees and directors for business and travel expenses in the ordinary course of business consistent with past practice;

  (viii)
  incur or assume any indebtedness, other than borrowings in the ordinary course of business consistent with past practice under MWI's existing credit facilities;

  (ix)
  settle or compromise any litigation, claim or other proceeding against MWI or any of its subsidiaries other than (A) cash settlements or compromises and (B) ordinary course releases of liability, in each case not exceeding $150,000 individually or $1,000,000 in the aggregate;

  (x)
  transfer, lease, license, sell, mortgage, pledge, dispose of or subject to any lien (other than Permitted Liens (as defined in the Merger Agreement)) any of its material assets, other than (A) sales of inventory in the ordinary course of business consistent with past practice and (B) dispositions of used or obsolete assets no longer used in the operation of the business;

  (xi)
  except as required by any MWI employee benefit plans and agreements as in effect on the date of the Merger Agreement or applicable law or the payment of quarterly bonuses to personnel in the ordinary course of business consistent with past practice and in accordance with terms and conditions provided to Parent as of the date of the Merger Agreement, (A) increase the compensation or other benefits payable or provided to any current or former directors or executive officers; (B) except in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to current or former employees who are not current or former directors or executive officers; or (C) establish, adopt, enter into, amend (including acceleration of vesting or payment), modify or terminate any employee benefit plan or agreement;

  (xii)
  adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of MWI or any of its subsidiaries (other than the Merger);

  (xiii)
  except as may be required by a change in GAAP, make any material change in its financial accounting principles, policies or practices;

  (xiv)
  make any capital expenditures that, in the aggregate, exceed the aggregate amount of expenditures provided for in MWI's capital expenditure plan provided to Parent in writing prior to the date of the Merger Agreement by more than $2,000,000;

  (xv)
  (A) other than normal vendor renewals, extensions or replacements or otherwise in the ordinary course of business consistent with past practice, modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any material contract or (B) enter into certain types of material contracts (it being understood that the renewal, extension or replacement of any contract in the ordinary course of business consistent with past practice that contains certain terms restricted by the Merger Agreement shall be permitted if the contract being renewed, extended or replaced contains such terms and the renewal contract contains the same such terms or comparable terms that are no less favorable to MWI and its subsidiaries);

  (xvi)
  enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of the Merger Agreement;

  (xvii)
  (A) make any change (or file any such change) in any material method of tax accounting (except as required by applicable law), (B) make or change any material tax election other than those in the ordinary course of business to be made on original tax returns required to be filed prior to the Merger Closing; (C) settle or compromise any material tax liability or consent to any claim or assessment relating to a material amount of taxes; (D) file any amended tax return reflecting a material amount of income taxes; or (E) enter into any closing agreement relating to a material amount of taxes;

  (xviii)
  willfully and intentionally take any action that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions; or

  (xix)
  agree, resolve, authorize or commit to take any of the foregoing actions.

        The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, Parent and Purchaser shall not, and shall not permit any of their respective subsidiaries or affiliates to, willfully and intentionally take or agree to take any action which would reasonably be expected to impair, prevent or delay (i) the ability of Parent or Purchaser to perform its obligations under the Merger Agreement or (ii) the consummation of the Transactions.

        Acquisition Proposals.    The Merger Agreement provides that MWI and its subsidiaries and their respective officers, directors and employees shall, and MWI shall cause its other representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (defined below) and shall promptly request the return from, or destruction by, all such persons of all copies of non-public information previously furnished or made available to such persons by or on behalf of MWI in accordance with the terms of any confidentiality or similar agreement in place with such person.

        In addition, the Merger Agreement contains provisions pursuant to which MWI and its subsidiaries and their respective officers, directors and employees shall not, and MWI shall not authorize or knowingly permit its other representatives to, directly or indirectly:

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  initiate, solicit or knowingly encourage or facilitate any inquiry or the making of any proposal or offer that constitutes, or take any action that would reasonably be expected to lead to, an Acquisition Proposal;

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  engage in, enter into, continue or otherwise participate in any discussions or negotiations with any person with respect to, or provide any non-public information or data concerning MWI or its subsidiaries to any person relating to, an Acquisition Proposal; or

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  enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than a confidentiality agreement containing terms as to confidentiality that are no less favorable in the aggregate to MWI than those contained in the Confidentiality Agreement (any such confidentiality agreement, an "Acceptable Confidentiality Agreement")) relating to an Acquisition Proposal (an "Alternative Acquisition Agreement").

        The Merger Agreement provides that any violation of the non-solicitation provisions of the Merger Agreement by any representative of MWI shall be deemed a breach by MWI of the non-solicitation provisions of the Merger Agreement.

        In accordance with the provisions of the Merger Agreement, if at any time prior to the Offer Closing, if MWI receives a bona fide written Acquisition Proposal from any person after the date of the Merger Agreement which did not result from a breach of the non-solicitation provisions of the Merger Agreement:

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  MWI and its representatives may provide information (including any non-public information) regarding, and afford access to the business, properties, assets, books, records and personnel of, MWI and its subsidiaries to such person pursuant to an Acceptable Confidentiality Agreement (provided that MWI shall make available to Parent and Purchaser any non-public information concerning MWI or its subsidiaries that was not previously made available to Parent or Purchaser prior to, or concurrently with, providing such information to any such person); and

  •
  MWI and its representatives may engage in, enter into or otherwise participate in any discussions or negotiations with such person with respect to such Acquisition Proposal.

However, MWI may only take any of the foregoing actions if and only to the extent that prior to taking any such action, the MWI Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or would reasonably be expected to result in a Superior Proposal and MWI provides Parent written notice of such determination.

        The Merger Agreement also provides that MWI will promptly provide notice to Parent in writing (and in any case within 48 hours of knowledge of receipt) of the receipt of such Acquisition Proposal, or any request for information relating to MWI or any of its subsidiaries or for access to the business, properties, assets, books or records of MWI or any of its subsidiaries by any person with respect to an Acquisition Proposal. MWI will, in any such notice to Parent, indicate the identity of the person making such Acquisition Proposal or request, and thereafter shall keep Parent reasonably informed on a reasonably current basis of all material developments affecting the status of and terms of such Acquisition Proposal or request or any changes to the material terms thereof (and MWI shall provide Parent with copies of any material written materials relating to such Acquisition Proposal or request (including any indications of interest, letters of intent or draft agreements) or any changes to the material terms thereof) and the status of any such discussions or negotiations.

        Subject to the exceptions set forth below, the Merger Agreement prohibits the MWI Board from:

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  (i) changing, withholding, withdrawing, qualifying or modifying (or publicly proposing or resolving to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent, the MWI Recommendation, (ii) failing to include the MWI Recommendation in the Schedule 14D-9, (iii) approving, recommending or publicly proposing to approve or recommend any Acquisition Proposal or (iv) if a tender offer or exchange offer for Shares that constitutes an Acquisition Proposal is commenced, failing to recommend against acceptance of such tender offer or exchange offer by MWI's stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary "stop, look and listen" communication by the MWI Board pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within 10 business days after commencement (any of the foregoing, a "Change of Recommendation"); or

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  authorizing, adopting, approving or proposing to authorize, adopt or approve, or otherwise causing MWI to enter into, any Alternative Acquisition Agreement.

        At any time prior to the Offer Closing, the MWI Board may (A) effect a Change of Recommendation if the MWI Board determines in good faith (after consultation with its outside legal counsel) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of the Merger Agreement (other than an Acquisition Proposal) that was not known to or reasonably foreseeable by the MWI prior to the execution and delivery of the Merger Agreement (an "Intervening Event") failure to take such action would be inconsistent with the directors' fiduciary duties under applicable law or (B) if MWI receives an Acquisition Proposal after the date of the Merger Agreement which did not result from a breach of the Merger Agreement that the MWI Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, terminate the Merger Agreement pursuant to MWI's termination rights described below under "Termination" and authorize, adopt, approve, propose to authorize, adopt or approve, and cause MWI to enter into, the Alternative Acquisition Agreement associated with such Superior Proposal; provided, however, that MWI may only take the actions described in the foregoing clauses (A) or (B) if:

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  MWI shall have provided prior written notice to Parent of the MWI's Board's intention to take such actions at least four business days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Intervening Event or the material terms of the Acquisition Proposal received by MWI that constitutes a Superior Proposal, including a copy of the Alternative Acquisition Agreement and any other relevant proposed transaction agreements with, and the identity of, the party making the Acquisition Proposal and other material documents (including any financing commitments with respect to such Acquisition Proposal);

  •
  after providing such notice and prior to taking such actions, MWI shall have, and shall have caused its representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such four business day period to make such adjustments in the terms and conditions of the Merger Agreement as would permit the MWI Board not to take such actions; and

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  the MWI Board shall have considered in good faith any changes to the Merger Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Time on the last business day of such four Business Day period and shall have determined in good faith (x) with respect to the actions described in clause (A) above, after consultation with outside counsel, that it would continue to be inconsistent with the directors' fiduciary duties under applicable law not to effect the Change of Recommendation and (y) with respect to the actions described in clause (B) above, after consultation with outside counsel and its financial advisors, that the Acquisition Proposal received by MWI continues to constitute a Superior Proposal, in each case, if such changes offered by Parent were given effect.

        The Merger Agreement does not prohibit MWI, the MWI Board or any committee of the MWI Board from (i) complying with its disclosure obligations under U.S. federal or state securities laws with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders) or (ii) making any "stop-look-and-listen" communication to the stockholders of MWI pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of MWI); provided, however, that all actions taken or agreed to be taken by MWI, the MWI Board or any committee of the MWI Board shall comply with the provisions of the Merger Agreement and; provided, further, that these clauses shall not be deemed to permit MWI, the MWI Board or any committee of the MWI Board to effect a Change of Recommendation except as set forth in the Merger Agreement.

        As used in the Merger Agreement, an "Acquisition Proposal" means any inquiry, proposal or offer made by any person relating to, or that is reasonably expected to lead to, in each case whether in a single transaction or series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or other transaction that would result in any person owning, directly or indirectly, 15% or more of the outstanding Shares or other voting securities of MWI, (ii) the direct or indirect acquisition by any person of 15% or more of the assets of MWI and its subsidiaries, on a consolidated basis, including through the acquisition of equity interests in any subsidiary of MWI, or (iii) the direct or indirect acquisition by any person of 15% or more of the outstanding Shares or other voting securities of MWI, including any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the outstanding Shares or other voting securities of MWI, other than the Transactions.

        As used in the Merger Agreement, a "Superior Proposal" means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the MWI Board has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) is (i) more favorable to MWI's stockholders from a financial point of view than the Transactions, taking into account all of the terms and conditions of such Acquisition Proposal (including the expected timing of consummation of the transactions contemplated by such Acquisition Proposal) and the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by Parent to MWI in writing in response to such Acquisition Proposal under the provisions of the Merger Agreement), and (ii) reasonably capable of being completed in accordance with its terms, taking into account the financial, regulatory, legal and other aspects and terms of such proposal and the person making such Acquisition Proposal.

        Consents and Approvals.    The Merger Agreement requires each of the parties to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the Transactions as promptly as practicable, including using commercially reasonable efforts to (i) obtain all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental entities and make all necessary registrations and filings with the applicable governmental entities, including in connection with any Regulatory Law (as defined below) (all of the foregoing, collectively, the "Governmental Consents"), (ii) obtain all necessary consents, approvals or waivers from third parties and (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions; provided that in no event shall any party be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions under any contract.

        For the purposes of the Merger Agreement, "Regulatory Law" means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the EC Merger Regulation, and all other federal, state, foreign, multinational or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws, including any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

        The Merger Agreement provides MWI and Parent shall reasonably cooperate with each other in (i) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any governmental entities (including in any foreign jurisdiction in which MWI or its subsidiaries are operating any business) and (ii) to the extent not made prior to the date of the Merger Agreement, timely making or causing to be made all such applications and filings as reasonably determined by Parent and MWI as promptly as practicable (and in any event within 10 business days after the date hereof with respect to filings or submissions required under the HSR Act). Each party shall supply as promptly as reasonably practicable such information, documentation, other material or testimony that may be requested by any governmental entity, including by complying at the earliest reasonably practicable date with any request under or with respect to the HSR Act, any other Governmental Consent and any such other applicable laws for additional information, documents or other materials received by Parent or MWI or any of their respective subsidiaries from the Federal Trade Commission or the Department of Justice, or any other governmental entity in connection with such applications or filings or the Merger.

        Pursuant to the Merger Agreement, the parties shall also use their reasonable best efforts to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or competition authorities of any other nation or other jurisdiction (including multinational or supranational), or any other person, may assert under any law with respect to the Transactions, and to avoid or eliminate each and every impediment under any law that may be asserted by any person with respect to the Merger, in each case so as to enable the Merger and the Transactions to occur as soon as possible (and in any event no later than the Termination Date).

        In addition, the Merger Agreement provides that neither Parent nor Purchaser shall, nor shall they permit their respective subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, acquisition of stock or otherwise) of any interest in any person or any business, line of business or division thereof, or a material portion of the assets of any person, if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable, clearance, consent, approval or waiver under any Regulatory Law with respect to the Transactions.

        The Merger Agreement provides that each of MWI and Parent agrees (i) to reasonably cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to the Merger Agreement, (ii) to furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) to keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated therein, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party and/or any governmental entity with respect to the Transactions, (iv) to permit the other party to review and to incorporate the other party's reasonable comments in any communication to be given by it to any governmental entity with respect to obtaining the necessary approvals for the Transactions, and (v) not to participate in any substantive meeting or discussion in person or by telephone expected to address substantive matters related to the transactions contemplated herein with any governmental entity in connection with the Transactions unless, to the extent practicable, it gives the other party reasonable notice thereof and the opportunity to attend. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to the Merger Agreement in a manner so as to preserve any applicable privilege. Parent and MWI may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other as "Antitrust Counsel Only Material." Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or MWI, as the case may be) or its legal counsel.

        The Merger Agreement provides that, if any administrative or judicial action or proceeding, including any proceeding by a governmental entity or any other person is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any law, each of MWI and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

        Indemnification and Insurance.    Pursuant to the Merger Agreement, the Surviving Corporation, Parent and Purchaser agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers (collectively, the "Indemnified Parties"), as the case may be, of MWI or its subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement with MWI or any of its subsidiaries shall survive the Merger and shall continue in full force and effect. The Merger Agreement provides that the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of MWI's and any of its subsidiaries' certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of MWI or its subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of MWI or any of its subsidiaries.

        The Merger Agreement provides that, from and after the Offer Closing, in the event of any threatened or actual proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual proceeding. The Merger Agreement provides that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual proceeding for which indemnification could be sought by an Indemnified Party under the Merger Agreement, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. The Merger Agreement provides that Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification under the Merger Agreement, in each case at its own expense; provided that, absent an actual or potential conflict of interest, in which case such Indemnified Party shall control and appoint its own lead counsel at Parent's or the Surviving Corporation's expense, as applicable, Parent and the Surviving Corporation shall be entitled to control and appoint lead counsel for such defense. Parent's and the Surviving Corporation's indemnification obligations shall continue in full force and effect for the period beginning upon the Offer Closing and ending six years from the Effective Time; provided, however, that all rights to indemnification in respect of any proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

        The Merger Agreement provides that MWI's directors and officers liability insurance policies in effect at the Effective Time shall continue in force until their regular expiration dates (or such other date at mutually agreed upon by MWI and Parent) with respect to acts or omissions prior to the Effective Time. Prior to the Effective Time, MWI shall (and if MWI fails to, Parent shall cause the Surviving Corporation to) arrange for and purchase a six-year prepaid non-cancellable extension or runoff period (a "tail," runoff period or extended reporting period) at MWI's expense and at no cost to the beneficiaries thereof on terms and conditions providing substantially equivalent benefits as the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by MWI and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the Transactions; provided, however, that the Surviving Corporation shall not be required to, and, without the prior written consent of Parent, MWI may not, expend therefor in excess of 300% of the annualized premium, in the aggregate, for such policies in force at the Effective Time; provided, however, that if such prepaid tail, runoff period or extended reporting period is not available at a cost per year equal to or less than 300% or less of the annualized premium, in the aggregate, for such policies in force at the Effective Time, MWI or the Surviving Corporation, as applicable, shall purchase the best coverage as available for such amount. Parent shall cause such tail, runoff period or extended reporting period to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

        The Merger Agreement provides that, in the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the indemnification and insurance obligations set forth above.

        Employee Matters.    Parent has agreed to honor all MWI employee benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, although nothing will prohibit Parent from amending or terminating any such MWI employee benefit plans or compensation arrangements or agreements in accordance with their terms or as required by applicable law.

        Parent has agreed to provide to those individuals who are employees of MWI and its subsidiaries as of the Effective Time (the "MWI Employees"), from the Effective Time until (i) September 30, 2015, compensation (other than certain bonus awards) and equity-based compensation opportunities that are at least equal, in the aggregate, to those provided to such MWI Employees immediately before the Effective Time and (ii) December 31, 2015, all other compensation and benefits (other than bonus and incentive awards) that, taken as a whole, are substantially comparable in the aggregate to those provided to such MWI Employees immediately before the Effective Time. In addition, from the Effective Time until December 31, 2015, Parent has agreed to provide each MWI Employee whose employment is terminated during such period other than for cause and other than due to death or disability, with severance benefits no less favorable than the severance benefits provided to such MWI Employee immediately before the Effective Time.

        Parent has also agreed to provide customary service credit to the MWI Employees under its benefit plans and to waive certain requirements for participation in its benefit plans for the MWI Employees and their dependents to the extent such requirements would have been waived under the applicable MWI benefit plan. In addition, Parent has agreed to credit the MWI Employees with any eligible expenses they may have incurred as of the Effective Time for the applicable benefit plan year for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements under Parent's benefit plans that the MWI Employees participate in after the Effective Time to the extent credited under the applicable MWI benefit plan.

        Financing.    The Merger Agreement requires Parent and Purchaser to use, and to cause its subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain debt financing in the aggregate amount set forth in the Debt Commitment Letter (the "Financing") on the terms and conditions described in the Debt Commitment Letter (or with terms and conditions agreed by Parent and the financing sources subject to restrictions on amendments of the Debt Commitment Letter set forth in the Merger Agreement. If all conditions to the Financing have been satisfied, Parent and Purchaser shall take all actions reasonably within their control to cause the financing sources to fund on or prior to the Offer Closing (with respect to amounts required to consummate the Merger). Parent shall not, and shall not permit Purchaser to, take any action not otherwise required or expressly permitted under the Merger Agreement that is a material breach of, or would result in termination of, the Debt Commitment Letter. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall, as promptly as practicable following the occurrence of such event, use its commercially reasonable efforts to arrange to obtain alternative financing in an amount sufficient to consummate the Transactions in accordance with the Merger Agreement.

        The Merger Agreement also requires MWI to use its commercially reasonable efforts, and to cause each of its subsidiaries to use commercially reasonable efforts, and to use its commercially reasonable efforts to cause its representatives to use their commercially reasonable efforts, in each case at Parent's sole expense, to provide such customary cooperation to Parent and Purchaser as may be reasonably required or requested in connection with the Financing.

        Conditions to the Merger.    The respective obligations of each party to consummate the Merger are subject to the satisfaction of or (to the extent permitted by law) waiver by MWI and Parent at or prior to the Effective Time of the following conditions:

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  No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (collectively, "Restraints") which is then in effect and has the effect of enjoining, restraining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger.

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  Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

        Termination.    The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time:

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  by the mutual written consent of MWI and Parent;

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  by either MWI or Parent if:

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  (A) the Offer Closing shall not have occurred on or before May 15, 2015 (the "Termination Date") or (B) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder (provided that these termination rights shall not be available to a party whose failure to fulfill in any material respect its obligations under the merger Agreement has been the cause of, or resulted in, the events specified in clauses (A) and (B)); or

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  if any Restraint having the effect of enjoining, restraining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger shall have become final and non-appealable (provided that this termination right shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party and, in the case of Parent, including the failure of Purchaser, to perform any of its obligations under the Merger Agreement); or

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  by MWI if:

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  Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would reasonably be expected to materially impair, prevent or delay the consummation by Parent or Purchaser of the Transactions and (B) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within (1) fifteen (15) days of receipt by Parent of written notice of such breach or failure or (2) any shorter period of time that remains between the date MWI provides written notice of such breach and the Termination Date (provided that this termination right shall not be available to MWI if (x) it has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement or (y) the Offer Closing shall have occurred);

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  prior to the Offer Closing in order to enter into, concurrently with the termination of the Merger Agreement, a definitive acquisition agreement relating to a transaction that is a Superior Proposal in compliance with the Merger Agreement (provided that this termination right shall not be available to MWI if MWI has not paid the Termination Fee (as defined below) to Parent or caused the Termination Fee to be paid to Parent in accordance with the Merger Agreement) (a "Superior Proposal Termination"); or

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  Purchaser shall have failed to commence the Offer within 10 business days of the date of the Merger Agreement or consummate the Offer in accordance with the Merger Agreement (provided that this termination right shall not be available to MWI if Purchaser's failure to commence the Offer is primarily due to MWI's material breach of the Merger Agreement); or

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  by Parent if:

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  (x) MWI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of certain Offer Conditions described in Section 15—"Certain Conditions of the Offer" to be satisfied and (B) cannot be cured on or before the Termination Date or, if curable, is not cured by MWI within (1) fifteen (15) days of receipt by MWI of written notice of such breach or failure or (2) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date or (y) a Material Adverse Effect occurs or exists (provided that this termination right shall not be available to Parent if (x) it has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement or (y) the Offer Closing shall have occurred);

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    MWI shall have breached its non-solicitation obligations under the Merger Agreement in any material respect (provided that this termination right shall not be available to Parent if the Offer Closing shall have occurred) (a "Non-Solicitation Violation Termination"); or

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    (x) the MWI Board shall have effected a Change of Recommendation or shall have failed to publicly reaffirm the MWI Recommendation within seven business days of receipt of a written request by Parent to provide such reaffirmation following the public announcement of an Acquisition Proposal (provided, however, that such seven business day period shall be extended for an additional three business days following any material modification to such Acquisition Proposal occurring after receipt of Parent's written request); or (y) MWI enters into an Alternative Acquisition Agreement (provided that this termination right shall not be available to Parent if the Offer Closing shall have occurred) (a "Change of Recommendation Termination").

        Manner and Effect of Termination.    In the event that the Merger Agreement is terminated and the Merger abandoned, written notice thereof shall be given to the other parties or parties, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis thereof in reasonable detail, and the Merger Agreement shall become null and void and of no effect (subject to certain exceptions) without liability on the part of any party thereto (or any of their respective representatives); provided, however, that no such termination shall relieve any party to the Merger Agreement of any liability or damages resulting from any fraud or willful breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination in which case the aggrieved party shall be entitled to all remedies available at law or in equity. The Confidentiality Agreement will survive in accordance with its terms the termination of the Merger Agreement.

        Termination Fee.    The Merger Agreement contemplates that a termination fee of $76,000,000 (the "Termination Fee") will be payable by MWI to Parent under any of the following circumstances:

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  if the Merger Agreement is terminated by either the Parent or MWI because the Offer Closing has not occurred on or before the Termination Date and (A) an Acquisition Proposal has been made to MWI after the date of the Merger Agreement and prior to the Termination Date and has been publicly made or publicly disclosed and (B) within 12 months of the termination of the Merger Agreement, MWI (1) enters into a definitive agreement for the consummation of an Acquisition Proposal (regardless of when such Acquisition Proposal was initially made) and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the 12 month period) or (2) consummates an Acquisition Proposal (regardless of when such Acquisition Proposal was initially made) (provided that for purposes of this paragraph, the references to 15% in the definition of Acquisition Proposal shall be deemed to be references to 50%);

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  if the Merger Agreement is terminated by MWI pursuant to a Superior Proposal Termination; or

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  if the Merger Agreement is terminated by Parent pursuant to a Non-Solicitation Breach Termination or a Change of Recommendation Termination.

        In no event will MWI be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in the Merger Agreement, except in the event of fraud or a willful breach of MWI's non-solicitation obligations under the Merger Agreement and subject to the parties' rights to seek specific performance pursuant to the Merger Agreement, Parent's right to receive payment from MWI of the Termination Fee shall constitute the sole and exclusive remedy of Parent and Purchaser against MWI and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the "Specified Persons") for all loses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of such amount, none of the Specified Persons shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

  The Confidentiality Agreement

        On August 5, 2014, MWI and Parent entered into a reciprocal confidentiality agreement (the "Confidentiality Agreement"). Under the Confidentiality Agreement, each of MWI and Parent agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for the exclusive purpose of evaluating a possible transaction between MWI and Parent. Under the Confidentiality Agreement, Parent is also subject to certain customary "standstill" restrictions with respect to the securities of MWI and certain non-solicitation restrictions with respect to employees of MWI for one year after the date of the Confidentiality Agreement (although those restrictions do not apply to the Transactions).

        The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as an exhibit to the Schedule TO.

12.  Purpose of the Offer; No Stockholder Approval; Plans for MWI.

        Purpose of the Offer.    The purpose of the Offer is to acquire control of, and the entire equity interest in, MWI. The Offer, as the first step in the acquisition of MWI, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

        Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in MWI and will no longer participate in the future growth of MWI. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in MWI, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Section 262 of the DGCL.

        No Stockholder Approval.    If the Offer is consummated, we are not required to and will not seek the approval of MWI's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of MWI in accordance with Section 251(h) of the DGCL.

        Plans for MWI.    Except as otherwise set forth in this Offer to Purchase, including as contemplated in this Section 12 and Section 13—"Certain Effects of the Offer," it is expected that, following the Merger, the business and operations of MWI will be continued substantially as they are currently being conducted. Parent intends to continue to evaluate the business and operations of MWI after the consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of MWI's potential in conjunction with Parent's existing business. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted MWI Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

        Our directors immediately prior to the Effective Time will become the directors of the Surviving Corporation at the Effective Time and MWI's officers immediately prior to the Effective Time will continue as the officers of the Surviving Corporation at the Effective Time. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest whole number of directors) on, and control of, the MWI Board. See Section 11—"The Transaction Agreements."

        Except as described above or elsewhere in this Offer to Purchase (including Section 11—"The Transaction Agreements," this Section 12 and Section 13—"Certain Effects of the Offer"), neither we nor Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving MWI or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of MWI or any of its subsidiaries, (iii) any material change in MWI's capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of MWI, (v) any other material change in MWI's corporate structure or business, (v) any class of equity securities of MWI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of MWI becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of MWI's obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of MWI, or the disposition of securities of MWI, or (x) any changes in MWI's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13.  Certain Effects of the Offer.

        Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining condition set forth in the Merger Agreement, we, Parent and MWI will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

        Market for Shares.    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser and Parent.

        Stock Quotation.    The Shares are currently quoted on the NASDAQ Global Select Market ("NASDAQ"). However, the rules of NASDAQ establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from NASDAQ. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of NASDAQ for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected.

        Following the consummation of the Offer, it is possible that Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for Shares would, however, depends upon the number of holders of Shares and the aggregate market value of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act, as described below, and other factors.

        Margin Regulations.    The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by MWI to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by MWI to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to MWI, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of MWI and persons holding "restricted securities" of MWI to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be "margin securities" or be eligible for quotation on NASDAQ as described above. After consummation of the Offer, Parent and Purchaser currently intend to cause MWI to terminate the registration of Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14.  Dividends and Distributions.

        The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, neither MWI nor any of its subsidiaries will declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to MWI's capital stock, except (i) dividends or other distributions paid by any direct or indirect wholly-owned Subsidiary to MWI or to any other direct or indirect wholly-owned Subsidiary) or (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

15.  Certain Conditions of the Offer.

        Capitalized terms used but not defined in this Section 15 have the meanings ascribed to them in the Merger Agreement.

        Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares of Common

Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Common Stock tendered pursuant to the Offer if:

  (a)
  there shall have not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, when added to the Shares owned by Parent and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (with "fully diluted basis" meaning the aggregate number of Shares issued and outstanding immediately prior to the Offer Closing plus an additional number of Shares issuable upon the conversion or exchange of any convertible or exchangeable securities or upon the exercise of any options, warrants or rights, including the Options, outstanding immediately prior to the Offer Closing) (the "Minimum Condition");

  (b)
  any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall not have expired or otherwise been terminated;

  (c)
  any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

  (i)
  a governmental entity shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

  (ii)
  there shall be existing any pending litigation or other proceeding under any Regulatory Law brought by any governmental entity that challenges or seeks to enjoin, restrain, prevent or otherwise prohibit any of the Transactions;

  (iii)
  (A) any of the representations and warranties of MWI contained in Sections 3.2(a)-(e) and clauses (C) and (E) of Section 3.2(f) (Capital Stock) of the Merger Agreement shall not be true and correct in all respects, except for de minimis inaccuracies, as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) any of the representations and warranties of MWI contained in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.3 (Corporate Authority and Approval), Section 3.20 (Finders or Brokers; Fees), Section 3.21 (Vote Required) or Section 3.22 (Takeover Laws) of the Merger Agreement shall not be true and correct in all material respects at and as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (C) any of the other representations and warranties of MWI contained in the Merger Agreement (without giving effect to any materiality or "Material Adverse Effect" qualifications therein), shall not be true and correct as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

  (iv)
  MWI shall have failed to perform or comply in all material respects with each of its obligations required to be performed or complied with by it under the Merger Agreement;

    (v)
    since the date of the Merger Agreement, there shall have occurred any change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect; or

    (vi)
    the Merger Agreement shall have been terminated in accordance with its terms.

        Prior to the Offer Closing, MWI shall deliver to Parent a certificate, signed on behalf of MWI by its chief executive officer, certifying that none of the conditions set forth in clauses (iii), (iv) and (v) of paragraph (c) above shall have occurred and be continuing as of the expiration of the Offer.

        The Merger Agreement provides that the foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

        The Merger Agreement further provides that the foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.  Certain Legal Matters; Regulatory Approvals.

        General.    Except as described in this Section 16, based on its examination of publicly available information filed by MWI with the SEC, other publicly available information concerning MWI and other information made available to Purchaser by MWI, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to MWI's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes ," such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to MWI's business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—"Certain Conditions of the Offer."

        State Takeover Statutes.    A number of states (including Delaware, where MWI is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. MWI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL, as described below) purport to apply to the Offer or the Merger, Parent and Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

        Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. MWI has, in its certificate of incorporation, opted out of Section 203 of the DGCL, and therefore Section 203 of the DGCL is inapplicable to the Transactions.

        Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and MWI, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—"Certain Conditions of the Offer."

        United States Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and MWI filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on January 26, 2015. Under the HSR Act, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the date 15 calendar days later (or if such date is not a business day, the next business day after such date), unless earlier terminated by the FTC and the Antitrust Division, or Parent or MWI, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent and MWI, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

        The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions, such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, ordering the divestiture of Shares purchased in the Offer or ordering the divestiture of substantial assets of Parent, MWI or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

        Foreign Laws.    Based on a review of the information currently available relating to the countries and businesses in which MWI and Parent are engaged, Parent and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

        Appraisal Rights.    Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of MWI who do not tender their Shares in the Offer will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be the same as, or higher or lower than, the Offer Price or the Merger Consideration. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of Shares is less than the Offer Price or the Merger Consideration. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL. If any MWI stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. An MWI stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Merger Consideration.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN

THE OFFER IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

        "Going Private" Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Consideration as that paid in the Offer.

        Litigation.    To the knowledge of Parent and Purchaser, as of January 26, 2015, there is no pending litigation against Parent, Purchaser or MWI in connection with the Merger or the Transactions.

17.  Fees and Expenses.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as Dealer Manager in connection with the Offer, for which services it will receive customary compensation. Parent and Purchaser have agreed to reimburse Merrill Lynch, Pierce, Fenner & Smith Incorporated for reasonable costs and expenses incurred in connection with its engagement, and to indemnify it and certain related parties against specified liabilities.

        Parent and Purchaser have retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

        The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

        Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.  Miscellaneous.

        The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

        No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

        Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—"Certain Information Concerning Parent and Purchaser."

        MWI has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the MWI Recommendation and the reasons for such MWI Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—"Certain Information Concerning MWI."

AmerisourceBergen Corporation
Roscoe Acquisition Corp.
January 26, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PARENT AND PURCHASER

        1. Directors and Executive Officers of Parent.    The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is 1300 Morris Drive, Chesterbrook, PA 19087, and the current business phone number is (610) 727-7000, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Ornella Barra, Monaco	Function at Parent: Director

Professional background: Ms. Barra is the Executive Vice President of Walgreens Boots Alliance, Inc. and President and Chief Executive of Global Wholesale and International Retail. She served as the Chief Executive, Wholesale and Brands of Alliance Boots GmbH from September 2013 until January 2015. She was the Chief Executive of Pharmaceutical Wholesale Division of Alliance Boots GmbH from January 2009 until September 2013. Prior to that, Ms. Barra was Wholesale and Commercial Affairs Director and a board member of Alliance Boots plc. Before the merger of Alliance UniChem Plc and Boots Group plc, Ms. Barra was Executive Director of Alliance UniChem Plc, having been appointed to its board of directors in 1997 when Alliance Sante merged with UniChem Plc. Ms. Barra has served as a member of the board of directors of Assicurazioni Generali since April 2013. She has been a member of the board of directors Alliance Boots GmbH since June 2007 and was Chairman of its Corporate Social Responsibility Committee from 2009 to 2014.
Steven H. Collis, United States	Function at Parent: Director, President and Chief Executive Officer

Professional background: Mr. Collis currently is the President and Chief Executive Officer of Parent, a position he has held since July 2011. From November 2010 to July 2011, Mr. Collis was the President and Chief Operating Officer of Parent. From 1994 to November 2010, Mr. Collis held various positions of increasing responsibility at Parent and its predecessors. Mr. Collis is currently a member of the Executive Committee of Parent. Mr. Collis also currently is a director of Thoratec Corporation.
Douglas R. Conant, United States	Function at Parent: Director

Professional background: Mr. Conant is the Founder and Chief Executive Officer of ConantLeadership. From January 2001 to July 2011, Mr. Conant was the President and Chief Executive Officer and a member of the board of directors of Campbell Soup Company. From 1992 to 2000, he served at Nabisco Foods Company in a series of senior leadership positions, including President of Nabisco Foods Company from 1995 to 2000. Mr. Conant is a member of the Compensation and Succession Planning Committee and Finance Committee of Parent. Mr. Conant currently is the Chairman of the board of directors of Avon Products, Inc.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Richard W. Gochnauer, United States	Function at Parent: Director

Professional background: Mr. Gochnauer was the Chief Executive Officer of United Stationers Inc. from December 2002 until May 2011. He was the Chief Operating Officer of United Stationers Inc. from July 2002 to December 2002. Prior to that, Mr. Gochnauer served as Vice Chairman and President, International and President and Chief Operating officer of Golden State Foods Corporation from 1994 to 2002. He also served as a director of Fieldstone Communities, Inc. from 2000 to 2008 and United Stationers Inc. from July 2002 to May 2011. Mr. Gochnauer is a member of the Finance Committee and Governance and Nominating Committee of Parent. He currently serves as a director of UGI Corporation, Golden State Foods Corporation and Rush University Medical Center.
Richard C. Gozon, United States	Function at Parent: Chairman of the Board of Directors

Professional background: Mr. Gozon is the current Chairman of the board of directors of Parent, a position he has held since February 2006. Mr. Gozon was the Interim President of Thomas Jefferson University from July 2012 to September 2013. He also served as Chairman of the Board of Trustees of Thomas Jefferson University from September 2013 to July 2014. Previously, he served as the Executive Vice President of Weyerhauser Company and Chairman of North Pacific Paper Company from June 1994 until 2002. Prior to that, Mr. Gozon served in various leadership positions of Alco Standard Corporation and Paper Corporation of America. He previously served as a director of Alco Standard Corporation and AmeriSource Health Corporation from 1994 to August 2001, AmeriGas Partners, L.P. from February 1998 to January 2011, and UGI Corporation from 1989 to January 2011. Mr. Gozon is the Chair of the Executive Committee of Parent. He currently is a director of Triumph Group, Inc. and Thomas Jefferson University.
Lon R. Greenberg, United States	Function at Parent: Director

Professional background: Mr. Greenberg is the Chairman of the board of directors of UGI Corporation, a position he has held since 1996, and a director of UGI Utilities, Inc. and AmeriGas Propane, both UGI Corporation subsidiaries. Previously, he was the Chief Executive Officer of UGI Corporation from 1995 until his retirement in April 2013. He currently serves as a director of Aqua America, Inc. and Ameriprise Financial, Inc., as well as Chairman of the board of directors of the United Way of Greater Philadelphia and Southern New Jersey and Chairman of the Board of Directors of Temple University Health System. He also currently is a member of the Board of Trustees of Temple University and the board of directors of Fox Chase Cancer Center. Mr. Greenberg is a member of the Audit and Corporate Responsibility Committee and Finance Committee of Parent.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Edward E. Hagenlocker, United States	Function at Parent: Director

Professional background: Mr. Hagenlocker was the Vice Chairman of Ford Motor Company from 1996 until his retirement in 1999. He was also the Chairman of Visteon Automotive Systems from 1997 until his retirement in 1999. Prior to that, Mr. Hagenlocker served in leadership positions at various divisions of Ford Motor Company from 1986 to 1996. He previously served as a director of Air Products and Chemicals, Inc., AmeriSource Health Corporation, Trane, Inc. (formerly American Standard) and Alcatel Lucent. He is a current director of Ingersoll Rand plc. He has been a director of Parent since 2001 and is the Chair of the Finance Committee and a member of the Compensation and Succession Planning Committee, the Executive Committee and the Governance and Nominating Committee of Parent.
Jane E. Henney, M.D., United States	Function at Parent: Director

Professional background: Dr. Henney is the Home Secretary, Institute of Medicine, since April 2014. From January 2008 until December 2012, she was a Professor of Medicine, College of Medicine at the University of Cincinnati. She was the Senior Vice President and Provost for Health Affairs at the University of Cincinnati from July 2003 to January 2008. Prior to that, Dr. Henney held various positions in academia and government, including Commissioner of Food and Drugs at the United States Food and Drug Administration from 1998 to 2001 and Vice President for Health Sciences at the University of New Mexico from 1994 to 1998. She previously served as a director of AstraZeneca PLC from September 2001 until April 2011. She is a current director of CIGNA Corporation and Cubist Pharmaceuticals, Inc. and a National Association of Corporate Directors (NACD) Board Leadership Fellow. Dr. Henney is the Chair of the Governance and Nominating Committee and a member of the Compensation and Succession Planning Committee and Executive Committee of Parent.
Kathleen W. Hyle, United States	Function at Parent: Director

Professional background: Ms. Hyle was the Senior Vice President of Constellation Energy and Chief Operating Officer of Constellation Energy Resources from November 2008 until March 2012. Prior to that, she was the Chief Financial Officer for Constellation Energy Nuclear Group and for UniStar Nuclear Energy, LLC from June 2007 to November 2008. Prior to joining Constellation Energy in 2003, Ms. Hyle served as the Chief Financial Officer of ANC Rental Corp., Vice President and Treasurer of Auto-Nation, Inc. and Vice President and Treasurer of Black and Decker Corporation. She currently is a director of Bunge Limited and The ADT Corporation and serves on the Board of Trustees of Center Stage in Baltimore, MD and on the Board of Sponsors for the Loyola University Maryland Sellinger School of Business and Management. Ms. Hyle is the Chair of the Audit and Corporate Responsibility Committee and a member of the Executive Committee and Finance Committee of Parent.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Michael J. Long, United States	Function at Parent: Director

Professional background: Mr. Long is the Chairman of the board of directors, President and Chief Executive Officer of Arrow Electronics, Inc. He was appointed Chairman of the board of directors of Arrow Electronics, Inc. in January 2010 and Chief Executive Officer of Arrow Electronics, Inc. in May. He previously served as President and Chief Operating Officer of Arrow Electronics, Inc. from February 2008 until May 2009, and Senior vice President of Arrow Electronics, Inc. from January 2006 to February 2008. Mr. Long serves on the Board of Trustees of the Denver Zoo. He is the Chair of the Compensation and Succession Planning Committee and a member of the Audit and Corporate Responsibility Committee and Executive Committee of Parent.
Henry W. McGee, United States	Function at Parent: Director

Professional background: Mr. McGee is a Senior Lecturer at Harvard Business School, a position he has held since July 2013. He served as Consultant to HBO Home Entertainment from April 2013 to August 2013 and President of HBO Home Entertainment from 1995 until his retirement in March 2013. He also served as Senior Vice President, Programming, of HBO Video from 1998 to 1995, and prior to that served in various leadership positions in various divisions of HBO. He is the former President of the Alvin Ailey Dance Theater Foundation and the Film Society of Lincoln Center. He served on the boards of the Sundance Institute, the Public Theater, Save the Children and the Time Warner Foundation. Mr. McGee is also a member of the Audit and Corporate Responsibility Committee and the Governance and Nominating Committee of Parent.
Tim G. Guttman, United States	Function at Parent: Executive Vice President and Chief Financial Officer

Professional background: Mr. Guttman became Executive Vice President and Chief Financial Officer in November 2014. Mr. Guttman was named Senior Vice President and Chief Financial Officer in May 2012. He served as Acting Chief Financial Officer from February 2012 to May 2012. He was Vice President and Corporate Controller from August 2002 to May 2012. Mr. Guttman has been employed by Parent for 12 years.
John G. Chou, United States	Function at Parent: Executive Vice President and General Counsel

Professional background: Mr. Chou has been General Counsel of Parent since January 2007 and Executive Vice President of Parent since August 2011. From January 2007 to August 2011, Mr. Chou was a Senior Vice President of Parent. He has served as Secretary of Parent from February 2006 to May 2012. He was Vice President and Deputy General Counsel of Parent from November 2004 to January 2007 and Associate General Counsel of Parent from July 2002 to November 2004. Mr. Chou has been employed by Parent for 12 years
June Barry, United States	Function at Parent: Executive Vice President, Human Resources

Professional background: Ms. Barry became Executive Vice President, Human Resources in November 2014. Ms. Barry joined Parent in February 2010 as Senior Vice President, Human Resources. Prior to joining Parent, she was the Senior Vice President of Human Resources for TD Bank, N.A., from 2006 to 2010.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Gina K. Clark, United States	Function at Parent: Executive Vice President and Chief Marketing Officer

Professional background: Ms. Clark became Executive Vice President and Chief Marketing Officer in November 2014. Ms. Clark was named Senior Vice President and Chief Marketing Officer of Parent in June 2011. She previously served as Senior Vice President of Marketing and Business Development for AmerisourceBergen Specialty Group from January 2007 to June 2011. Prior to joining Parent, she worked in executive leadership roles at Premier Inc. and HealthSouth, including Senior Vice President of Marketing and Alliance Relations, Group Vice President of Relationship Management, and Senior Vice President of Managed Care and National Contracting.
Dale Danilewitz, United States	Function at Parent: Executive Vice President and Chief Information Officer

Professional background: Ms. Clark became Executive Vice President and Chief Marketing Officer in November 2014. Ms. Clark was named Senior Vice President and Chief Marketing Officer in June 2011. She previously served as Senior Vice President of Marketing and Business Development for AmerisourceBergen Specialty Group from January 2007 to June 2011. Prior to joining Parent, she worked in executive leadership roles at Premier Inc. and HealthSouth, including Senior Vice President of Marketing and Alliance Relations, Group Vice President of Relationship Management, and Senior Vice President of Managed Care and National Contracting.
Lawrence Marsh, United States	Function at Parent: Executive Vice President, New Market Development and Chief Strategy Officer

Professional background: Mr. Marsh became Executive Vice President of New Market Development and Chief Strategy Officer in November 2014. He was Senior Vice President, New Market Development and Chief Strategy Officer of Parent from November 2012 to November 2014. Before joining Parent, Mr. Marsh was a Managing Director in Equity Research at Barclays Capital from 2008 to 2012.
James Frary, United States	Function at Parent: Executive Vice President and President, AmerisourceBergen Specialty Group

Professional background: Mr. Frary became Executive Vice President, AmerisourceBergen Corporation, and President, AmerisourceBergen Specialty Group in November 2014. Mr. Frary was named Senior Vice President and President, AmerisourceBergen Specialty Distribution and Services in April 2010. He was Regional Vice President, East Region, of AmerisourceBergen Drug Corporation from October 2007 to April 2010, and Associate Regional Vice President, East Region, from May 2007 to September 2007. Before joining Parent, Mr. Frary was a Principal in Mercer Management Consulting's Strategy Group.
Business address: 3101 Gaylord Pkwy, Frisco, TX 75034

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Peyton Howell, United States	Function at Parent: Executive Vice President and President, Global Sourcing and Manufacturer Relations

Professional background: Ms. Howell became Executive Vice President, AmerisourceBergen Corporation, and President, Global Sourcing & Manufacturer Relations in November 2014. Ms. Howell has been Senior Vice President and President, Global Sourcing and Manufacturer Relations since December 2012. She served as Senior Vice President, Business Development and President of AmerisourceBergen Consulting Services from May 2010 to December 2012. She was President of Consulting Services and Health Policy, AmerisourceBergen Specialty Group from October 2007 to May 2010. She was President of Lash Group and AmerisourceBergen Specialty Group Manufacturer Services from November 1999 to October 2007. Ms. Howell has been employed by Parent or one of its predecessors for 23 years.
Business address: Seilerstrasse 8, 3011 Bern, Switzerland
David W. Neu, United States	Function at Parent: Executive Vice President and President, AmerisourceBergen Drug Corporation

Professional background: Mr. Neu became Executive Vice President and President, AmerisourceBergen Drug Corporation in November 2014. Mr. Neu was named Senior Vice President and President, AmerisourceBergen Drug Corporation in April 2011. He served as Senior Vice President, Drug Operations for AmerisourceBergen Drug Corporation from February 2010 to April 2011. He was Senior Vice President, Retail for AmerisourceBergen Drug Corporation from 2001 to 2010. Mr. Neu has been employed by Parent or one of its predecessors for 32 years.

        2. Directors and Executive Officers of Merger Sub.    The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Merger Sub. The current business address of each person is 1300 Morris Drive, Chesterbrook, PA 19087, and the current business phone number is (610) 727-7000, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Steven H. Collis, United States	Function at Merger Sub: Director and President
Professional background: See information provided for Parent above
Tim G. Guttman, United States	Function at Merger Sub: Director and Executive Vice President and Chief Financial Officer
Professional background: See information provided for Parent above
John G. Chou, United States	Function at Merger Sub: Director and Executive Vice President and General Counsel
Professional background: See information provided for Parent above

        The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

        Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310

Banks, Brokers and Stockholders
Call Toll-Free (866) 277-8239
Or Contact via E-mail at:
MWIV@georgeson.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, NY 10036

Call toll free: (888) 803-9655